Exhibit D-5	Agenda Date: 9/10/03 Agenda Item: 2F
STATE OF NEW JERSEY Board of Public Utilities Two Gateway Center Newark, NJ 07102 www.bpu.state.nj.us

IN THE MATTER OF THE PETITION OF ATLANTIC CITY ELECTRIC COMPANY FOR A BONDABLE STRANDED COSTS RATE ORDER IN ACCORDANCE WITH N.J.S.A. 48:3-49 et seq., to authorize the recovery and refinancing of certain of its recovery eligible stranded costs and the sale of bondable transition property, to authorize the issuance and sale of transition bonds up to an aggregate principal amount OF $160 Million consistent with n.j.s.a. 48:3-62 to recover A Portion of petitioner's recovery eligible stranded costs, to authorize the imposition of a non-bypassable transition bond charge and a related market transition charge-tax component, to authorize the application of transition bond proceeds to retire outstanding debt, equity or both, and to approve the methodology for the calculation and adjustment of the transition bond charge and market transition charge-tax related thereto.

	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	BONDABLE STRANDED COSTS RATE ORDER DOCKET NO. EF03020121
(SERVICE LIST ATTACHED)
LeBoeuf, Lamb, Greene & MacRae, LLP, Stephen B. Genzer, Esq. and Colleen A. Foley, Esq., Newark, New Jersey, Counsel for Atlantic City Electric Company.

Fred S. Grygiel, Chief Economist, and Mark C. Beyer, Manager, Office of the
     Economist, and Larry P. Gentieu, Division of Energy, on behalf of the Staff of the Board of Public Utilities and Helene Wallenstein, Senior Deputy Attorney General.

Kurt Lewandowski, Assistant Deputy Ratepayer Advocate, Division of the Ratepayer Advocate.

BY THE BOARD:

By Order dated September 20, 2002, in Docket No. EF01060394, the Board of Public Utilities (the "Board" or "BPU") previously issued a Bondable Stranded Costs Rate Order (the "Series 2002-1 Financing Order") authorizing Atlantic City Electric Company (the "Company" or "Atlantic") to take certain actions including: (i) to recover a total of $440 million of recovery-eligible stranded costs and transaction costs through the issuance and sale of transition bonds; (ii) to impose and collect a usage-based nonbypassable transition bond charge; (iii) to transfer bondable transition property to a financing entity approved by the Board; (iv) to form a special purpose financing entity; and (v) to enter into a servicing agreement, an administration agreement, a sale agreement and any other document necessary to complete the transition bond transaction.[1]

By Petition filed February 14, 2003 (the "Petition"), the Company is seeking authority to issue additional transition bonds for the purpose of recovering the stranded costs associated with its B.L. England Generating Station ("B.L. England") which were deemed eligible for rate recovery by the Board in I/M/O the Petition of Atlantic City Electric Company for an Administrative Determination of the Value of Certain Fossil Generation Assets, BPU Docket No. EO03020091, Final Order, (dated September 25, 2003),[2]together with other bondable stranded costs as defined in the Electric Discount and Energy Competition Act ("EDECA" or the "Act"), P.L. 1999, c. 23, codified at N.J.S.A. 48:3-49, et seq. Consistent with the Board's Series 2002-1 Financing Order, Atlantic requests that the Board issue a second irrevocable Bondable Stranded Costs Rate Order (this "Financing Order") to authorize: (i) the recovery of $149.5 million of recovery-eligible stranded costs, and $2.5 million of transaction costs and capital reduction costs resulting from the issuance of the transition bonds described herein; (ii) the revision of the usage-based nonbypassable transition bond charge (the "TBC") (which charge was established in the Series 2002-1 Financing Order) to give effect to the transaction described herein, and the collection of such revised charge by the Company or another entity approved by the Board; (iii) the Company to transfer its interest in the additional bondable transition property (as defined below and created in this Financing Order) to Atlantic City Electric Transition Funding LLC, the financing entity approved by the Board in the Series 2002-1 Financing Order (the "Special Purpose Entity" or the "SPE"); (iv) the issuance and sale of up to $152 million aggregate principal amount of transition bonds, Series 2003-1 (the "Series 2003-1 Transition Bonds") by the SPE to securitize the recovery of a portion of the Company's bondable stranded costs (the "Transition Bond Transaction"); (v) the application of the net proceeds of the Series 2003-1 Transition Bonds for the purposes of reducing the amount of its otherwise recovery-eligible stranded costs by retiring or refinancing the Company's outstanding debt, equity or both; (vi) the methodology for the calculation and adjustment of a tax component (the "MTC-Tax"), revised pursuant hereto, to be included in its nonbypassable market transition charge (the "MTC") and the collection of such revised charge as previously authorized by the Board in the Restructuring Order to recover federal income and state corporation business taxes, if applicable, associated with the Bondable Transition Property (as defined below) and the collection of the TBC and the MTC-Tax (the "MTC-Tax Component") to reconcile future tax rates and MTC-Tax collections to assure full recovery of the MTC-Tax Component; and (vii) the methodology for the calculation and adjustment of the revised TBC.

Petition of Atlantic City Electric Company for a Bondable Stranded Costs Rate Order in Accordance with N.J.S.A. 48:3-49 et seq., BPU Docket No. EF01060394, Bondable Stranded Costs Rate Order, (dated September 20, 2002).
Stranded cost recovery was also authorized by the Board in the Summary Order dated July 15, 1999, which was more fully detailed in the Final Decision and Order dated March 30, 2001 ("Restructuring Order"), in BPU Docket Nos. E097070455, E097070456 and E097070457 and OAL Docket Nos. PUC-7311-97 and PUC 7312-97.

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The Company states that the proceeds of the Series 2003-1 Transition Bonds (net of Upfront Transaction Costs (as defined below)) will be used by or on behalf of the Company for the purposes of reducing the amount of its otherwise recovery-eligible stranded costs through the refinancing or retirement of debt or equity, or both, of the Company consistent with N.J.S.A. 48:3-62.

1.          PROCEDURAL HISTORY

On April 30, 1997, the Board issued an Order adopting and releasing a document entitled "Restructuring the Electric Power Industry in New Jersey: Findings and Recommendations" (the "Final Report"). The Final Report contained findings and recommendations concerning the future structure of the electric power industry in New Jersey, including the recommendation that in the future electric consumers be offered a choice of electric power suppliers in order to effectuate substantial economic benefits by way of lower electric bills and the provision of more service options to the State's residents and businesses.

Recognizing that there were a number of substantial procedural steps necessary to implement the recommended policies and to prepare for the commencement of retail competition, the Board directed in the Order adopting the Final Report that each of the State's four investor owned electric utilities make three filings: a rate unbundling petition, a stranded cost petition, and a restructuring plan.

On July 11, 1997, the Board issued an Order Establishing Procedures, wherein it determined to transmit each utility's rate unbundling and stranded cost filings to the Office of Administrative Law (the "OAL") for hearings and the issuance of an Initial Decision. The Board also determined to retain the restructuring plan filings for its own review and, as necessary, hearings.

On July 15, 1997, the Company filed its response to the Final Report. The Company's unbundling and stranded costs proceedings were transmitted to the OAL and assigned to Administrative Law Judge William Gural ("ALJ Gural") (BPU Docket Nos. EO97070455 and EO97070456 respectively). The restructuring petition was retained by the Board (BPU Docket No. EO97070457).

Nine days of evidentiary hearings on the unbundling and stranded costs proceedings were conducted by ALJ Gural at the OAL between February 17, 1998 and February 27, 1998. During that time period, witnesses were cross-examined on their prefiled direct testimony, as well as on any filed rebuttal or surrebuttal testimony. At the close of hearings, a briefing schedule was adopted by ALJ Gural. Initial Briefs were filed in March, 1998. Reply Briefs were filed in April, 1998.

After the Company's unbundling and stranded cost hearings and briefing were completed at the OAL, approximately twenty additional days of evidentiary hearings were held before Commissioner Carmen J. Armenti between April 27 and May 28, 1998. During these dates, the parties presented testimony and conducted cross-examination on certain identified restructuring issues affecting all four electric utilities.

Following the close of hearings before Commissioner Armenti, briefs and reply briefs on the restructuring issues were filed on June 26 and July 17, 1998, respectively.
After requesting and receiving an extension of time from the Board, ALJ Gural issued an Initial Decision and Report on the Company's unbundling and stranded cost filings on August 19,
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1998. The parties filed Exceptions and Replies to Exceptions to the Initial Decision with the Board in October and November, 1998, respectively.

On February 9, 1999, EDECA was signed into law. The Act authorized the Board to permit competition in the electric generation and natural gas supply marketplaces and such other traditional utility areas as the Board determines. In addition, all four electric utilities were mandated to implement specific rate reductions over a period of four years. Among other things, the Act required the Board, by Order, to provide that, by no later than August 1, 1999, each electric public utility would provide retail choice of electric power suppliers for its customers, reduce its aggregate level of rates for each customer class by no less than five percent, unbundle its rate schedules and establish so-called "shopping credits" applicable to the bills of retail customers who choose alternative electric power suppliers.

By Order dated February 11, 1999, the Board established guidelines and a schedule for the commencement of settlement negotiations among the parties in the Company's stranded costs, rate unbundling, and restructuring proceedings. The Board set a deadline for the submission to the Board of a negotiated settlement, which deadline was later extended. No comprehensive settlement was reached among all the parties; however, on June 9, 1999 a proposed Stipulation of Settlement ("Stipulation") was filed by the Company and four other parties. A proposed alternative stipulation of settlement ("Stipulation II") was submitted to the Board on June 15, 1999 by the Division of the Ratepayer Advocate and three other parties. The parties were provided the opportunity to submit comments to the Board on both Stipulations.

At its July 15, 1999 open public agenda meeting, the Board found that with certain modifications the Stipulation could serve as a reasonable framework for a fair and reasonable resolution of the matters and issued its Summary Order dated July 15, 1999 ("Summary Order") memorializing the Board's decision in BPU Docket Nos. EO97070455, EO97070456 and EO97070457. In that Summary Order, the Board determined, among other things, that the Company would have an opportunity to recover its net owned generation stranded costs (established definitively upon divestiture), as well as 100% of Non-utility Generator ("NUG") Contract stranded costs, through the use of securitization, contingent upon such NUG Contract buyout or buydown or restructuring being approved by the Board and found to be consistent with the standards in N.J.S.A. 48:3-61 and N.J.S.A. 48:3-62.

Pursuant to a Board Order dated November 10, 1999, the Company bought out an existing Board-approved NUG Contract with the Pedricktown Cogeneration Limited Partnership in BPU Docket No. EE99090685. Pursuant to a Board Order dated December 6, 2000, the Company bought down an existing Board-approved NUG Contract with American Ref-Fuel Company of Delaware Valley, L.P. in BPU Docket No. EM00060388. On October 18, 2001, the Company closed on the sale of its nuclear generation assets[3] for approximately $11.3 million, subject to certain adjustments, in accordance with the Board Orders dated July 21, 2000 and September 17, 2001 in BPU Docket No. EM99110870. On December 19, 2002, the Company sold $440 million of Series 2002-1 Transition Bonds to securitize its right to recover the stranded costs associated with these transactions.[4]

3 Specifically, the Company sold its interests in the Salem Nuclear Generating Station Units 1 and 2 ("Salem") and the Hope Creek Nuclear Generating Station ("Hope Creek") to PSEG Power LLC, and one-half of its interest in the Peach Bottom Station Units 2 and 3 ("Peach Bottom") (collectively the "Nuclear Assets") to each of PSEG Power LLC and PECO Energy Company.
4 Series 2002-1 Financing Order.

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On February 9, 2000, after an extensive auction process, the Company filed a petition seeking Board approval of the sale of its fossil generation assets to NRG Energy, Inc., which approval was ultimately granted.[5] Prior to the closing of the transaction, NRG Energy, Inc. elected to terminate the sale in April, 2002. Shortly thereafter, the Company again sought to sell its fossil assets through an auction process. After consultation with Board Staff, the Company concluded that the results of the second auction process were unsatisfactory and, in early January, 2003, rejected all bids. On January 31, 2003, the Company filed a petition seeking the Board's determination and quantification of a portion of the stranded costs associated with the Company's B.L. England Generating Station.[6] On February 5, 2003, the Board issued an Order in Atlantic's electric restructuring dockets seeking comments on various options to reduce the authorized rate of return on B.L. England.[7] The Company and the Ratepayer Advocate filed comments on February 18, 2003. On April 21, 2003, the Board issued an Order Setting Interim Rates and making the allowed return on B.L. England interim as of the date of the Order pending further review and hearings.[8] On May 1, 2003, the Company filed a Motion for Reconsideration asking that the Board reverse its decision on the allowed return on B.L. England. On May 15, 2003, the Company received a scheduling Order directing that testimony be filed on various issues on May 23, 2003.[9] On May 19, 2003, Atlantic filed a letter at the Board seeking a decision on its earlier Motion for Reconsideration and also reconsideration of the scheduling Order. On June 18, 2003, the Board denied the Company's Motion for Reconsideration.

An evidentiary hearing in these matters was held before Commissioner Connie O. Hughes on June 19, 2003, in which the Company, the Ratepayer Advocate and the Board's Staff participated. The Company and the Ratepayer Advocate presented witnesses, and all parties were permitted to cross-examine those witnesses. Initial Briefs were filed by the Company and the Ratepayer Advocate on July 8, 2003, and by the Board's Staff on July 10, 2003, with Reply Briefs filed by the Company and the Ratepayer Advocate on July 17, 2003. At its open public agenda meetings on July 21 and July 25, 2003, the Board reviewed the positions of the parties and modified the rate of return associated with B.L. England as of April 21, 2003. Additionally, the Board quantified certain recovery-eligible B.L. England stranded costs in the amount of $149.5 million, and permitted the Company to seek to securitize its right to recover $149.5 million of recovery eligible stranded costs plus up to an additional $2.5 million of Upfront Transaction Costs and Capital Reduction Costs.

As noted above, the Company filed its Petition in this securitization matter on February 14, 2003. On August 27, 2003, after public notice was given, a public legislative-type hearing was held before Commissioner Butler. Any party wishing to do so was afforded the opportunity to participate and present comments. The parties who participated in the hearing were the Company, the Board's Staff and the Division of the Ratepayer Advocate. Those testifying

5 In the Matter of the Petition of Atlantic City Electric Company Regarding the Sale of Certain Fossil Generation Assets, BPU Docket No. EM00020106, Decision and Order, (dated February 20, 2002).
6 In the Matter of the Petition of Atlantic City Electric Company for an Administrative Determination of the Value of Certain Fossil Generation Assets, BPU Docket No. EO03020091, (filed January 31, 2003) [hereinafter the "Stranded Cost Proceeding"].
7 I/M/O Atlantic City Electric Company - Rate Unbundling, Stranded Cost and Restructuring Filings, BPU Docket Nos. EO97070455, EO97070456 and EO97070457, Order Seeking Comments, (dated February 5, 2003).
8 I/M/O Atlantic City Electric Company - Rate Unbundling, Stranded Cost and Restructuring Filings, BPU Docket Nos. EO97070455, EO97070456 and EO97070457, Order Setting Interim Rates, (dated April 21, 2003).
9 I/M/O Atlantic City Electric Company - Rate Unbundling, Stranded Cost and Restructuring Filings, BPU Docket Nos. EO97070455, EO97070456 and EO97070457, and I/M/O the Petition of Atlantic City Electric Company for an Administrative Determination of the Value of Certain Fossil Generation Assets, BPU Docket No. EO03020091, scheduling order, (dated May 8, 2003).

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included a Company-sponsored panel of witnesses, including witnesses from Morgan Stanley & Co. Incorporated and Fitch Ratings, Inc. Witnesses from the Division of the Ratepayer Advocate and Bear, Stearns & Co. Inc., the Board's financial advisor, also appeared.

At the hearing, the Company provided testimony which included an estimate that the Transition Bond Transaction would result in present value savings over the term of the Transition Bonds of approximately $67.4 million. The Division of the Ratepayer Advocate's witness estimated that the Transition Bond Transaction would result in present value savings over the term of the Transition Bonds ranging between $30 million and $50 million. Exhibit A of this Order sets forth the Company's calculation of the net present value benefits of the Transition Bond Transaction based on the assumptions contained herein and therein. The Company's MTC-Tax and TBC will be revised to reflect the actual terms of the Transition Bond Transaction so that customers will realize the full benefit of the savings from the Transition Bond Transaction through adjustments to the TBC and MTC-Tax which will accurately reflect the actual interest rates and amortization schedules of the Series 2003-1 Transition Bonds.

2.          TRANSITION BOND TRANSACTION

a.          Proposed Structure

A general description of the Transition Bond Transaction structure proposed by the Company follows. This proposed structure is subject to modification, depending upon the requirements of tax authorities, input from underwriters in connection with the marketing of the Series 2003-1 Transition Bonds and negotiations with nationally recognized statistical rating organizations (collectively the "rating agencies") selected by the Company to assign credit ratings to the Series 2003-1 Transition Bonds. The Company states that the proposed structure is intended to ensure that the Company's customers pay the lowest TBC consistent with market conditions at the time of pricing and the terms of this Financing Order, in compliance with the requirement of N.J.S.A. 48:3-62(b)(4). The Company has also requested that the Board authorize the execution of hedging arrangements at the time of pricing as described in Section 2(e) hereof. Pricing of the Series 2003-1 Transition Bonds will be determined by the Company in consultation with the underwriters and approved by a designee of the Board (the "Designee") subject to the guidelines contained in Appendix F hereto. The structure and terms of the Transition Bond Transaction will be fixed based on such approved pricing.

The Company states that the Bondable Stranded Costs to be securitized in this transaction are attributable to a portion of the Company's actual net investment in B.L. England, net of (i) deferred income taxes attributable to the plant and (ii) certain other tax benefits. Such Bondable Stranded Costs are approximately $149.5 million, and the transaction and capital reduction costs are estimated at $2.5 million.

N.J.S.A. 48:3-62(c) permits the Board to authorize the issuance of transition bonds for utility generation plant stranded costs in an amount up to 75 percent of the total amount of an electric public utility's recovery-eligible utility generation plant stranded costs. Pursuant to prior Board orders, including the Series 2002-1 Financing Order, the Board has found that for the purpose of determining the 75 percent, the securitizable amount may be measured relative to the recoverable utility generation plant grossed up to account for the tax liability the Company will incur associated with the recovery of the net-of-tax stranded costs. Based on a statutory federal and state tax rate of 40.85% and a net-of-tax recoverable stranded cost amount of $149.5 million, the Company's

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recovery-eligible B.L. England stranded costs addressed in this proceeding are approximately $252.7 million.[10] The requested level of B.L. England stranded cost securitization of $149.5 million represents approximately 59% of the recovery-eligible generation plant stranded costs, and thereby meets the requirements of N.J.S.A. 48:3-62(c).

The Company has requested the authority to recover its aforementioned Bondable Stranded Costs, and, in addition, the following bondable stranded costs relating to the Series 2003-1 Transition Bonds: (1) the costs (including, but not limited to, redemption premiums, unamortized costs of issuance, interest and preferred dividends accruing on or after the issuance of the Series 2003-1 Transition Bonds and other fees, costs and charges relating thereto), estimated at $0.3 million, of retiring the Company's debt or equity, or both, with the proceeds of the Transition Bonds ("Capital Reduction Costs"); (2) the costs, estimated at $2.2 million, incurred to issue the Series 2003-1 Transition Bonds ("Upfront Transaction Costs"); and (3) principal and interest on the Series 2003-1 Transition Bonds, together with the costs of paying, refinancing, administering and servicing, credit enhancing, over collateralizing and hedging the Series 2003-1 Transition Bonds as more fully described herein ("Ongoing Series 2003-1 Transition Bond Costs"). The Company has also requested approval of the methodology for the calculation and adjustment of the TBC and MTC-Tax related thereto.

The Company has also requested that, pursuant to this Financing Order, the Company be granted authority to recover through the sale of the bondable transition property up to $152 million of its bondable stranded costs, including Capital Reduction Costs and Upfront Transaction Costs. Ongoing Series 2002-1 Transition Bond Costs (as defined and authorized in the Series 2002-1 Financing Order) and the Ongoing Series 2003-1 Transition Bond Costs (collectively, hereinafter the "Ongoing Transition Bond Costs") will be recovered by the SPE through the assessment and collection of the TBC, a separate, nonbypassable, usage-based charge assessed and collected from all of the Company's customers and/or the customers of any electric distribution company that succeeds to all or a significant part of the electric distribution business within the Company's service territory as it exists today ("Successor Utility"), subject to N.J.S.A. 48:3-77, which specifies when the TBC may be imposed on power produced by on-site generation facilities.

The bondable stranded costs whose recovery is approved pursuant to this Financing Order are referred to in this Financing Order as the "Bondable Stranded Costs."

The Company states that the principal asset supporting the Series 2002-1 and Series 2003-1 Transition Bonds will be bondable transition property, which is property created by the Act, the Series 2002-1 Financing Order and this Financing Order that includes (a) the irrevocable right to charge, collect, receive and be paid from collections of, the TBC, in the amount necessary to provide for the full recovery of Ongoing Transition Bond Costs and all other bondable stranded costs determined to be recoverable in this Financing Order, (b) all rights of the Company under this Financing Order and the Series 2002-1 Financing Order, including, without limitation, all rights to obtain periodic adjustments of the TBC pursuant to N.J.S.A. 48:3-64(b) and (c) all revenues, collections, payments, money and proceeds arising under, or with respect to, all of the foregoing. The bondable transition property created by the Act and this Financing Order is herein referred to as the "Series 2003-1 Bondable Transition Property," while the bondable transition property created by the Act and the Series 2002-1 Financing Order is herein referred to as the "Series 2002-1 Bondable Transition Property." The Series 2002-1 Bondable Transition Property and the Series 2003-1 Bondable Transition Property are collectively referred to herein

10 I/M/O the Petition of Atlantic City Electric Company for an Administrative Determination of the Value of Certain Fossil Generation Assets, BPU Docket No. EO03020091, Final Order, (dated September 25, 2003).

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as the "Bondable Transition Property." For convenience of usage in this Financing Order, there are numerous references to the holding and transfer of the Bondable Transition Property by the Company and others. However, the Bondable Transition Property arises, and constitutes a vested, presently existing property right, only upon (i) its transfer to an assignee and (ii) receipt of consideration therefor. It is vested in the SPE as an original right and not by assignment from any other entity. Pursuant to N.J.S.A. 48:3-65, this Financing Order and the TBC are irrevocable upon this Financing Order becoming effective pursuant to N.J.S.A. 48:3-68, and this Financing Order cannot be rescinded, altered, repealed, modified or amended by the Board or any other governmental entity, nor can it be impaired by the State of New Jersey, as pledged by the State of New Jersey in N.J.S.A. 48:3-66.

Pursuant to the Series 2002-1 Financing Order, the Company sold the Series 2002-1 Bondable Transition Property to the SPE on December 19, 2002. To implement the Transition Bond Transaction the Company will sell its interest in the Series 2003-1 Bondable Transition Property to the SPE, a nonutility, bankruptcy-remote special purpose entity, which is a Delaware limited liability company, the equity in which is wholly-owned by the Company, in exchange for the net proceeds received by the SPE from the sale of the Transition Bonds. The Company provided the capitalization for the SPE for the Series 2002-1 Transition Bond Transaction and will also make a cash capital contribution to the SPE in an amount that will at least equal 0.5% of the aggregate initial principal amount of the Series 2003-1 Transition Bonds. The capitalization amount for the Series 2003-1 Transition Bonds will be held in a separate subaccount for the Series 2003-1 Transition Bonds (the "Series 2003-1 Capital Subaccount") as described in more detail below. The SPE will remit to the Company the proceeds from the sale of the Series 2003-1 Transition Bonds, in payment for the Series 2003-1 Bondable Transition Property.

Under N.J.S.A. 48:3-72, the transfers of the Bondable Transition Property to the SPE will be treated, for bankruptcy purposes, as true sales and absolute transfers to the SPE, notwithstanding: (1) the fact that the Company acts as the collector or servicer of the TBC; (2) the treatment of such transfer as a financing for federal, state or local tax purposes or financial accounting purposes; (3) the capitalization of the SPE by the Company; or (4) the retention or acquisition of any rights listed in N.J.S.A. 48:3-72(a)(4). The SPE is a "financing entity" for purposes of the Act. The Company states that Board approval of the SPE and the Transition Bond Transaction in this Financing Order will constitute a finding that the SPE's activities as described herein will not violate any affiliate relation standards currently in effect or that the Board may adopt in the future.

The Company states that the SPE will issue and sell the Series 2003-1 Transition Bonds, which will be either fixed or floating rate instruments, under an indenture, dated as of December 19, 2002 ("Indenture"), between the SPE and The Bank of New York, as trustee (the "Transition Bond Trustee"), supplemented by a supplemental indenture for the Series 2003-1 Transition Bonds (the "Series Supplement"), and will purchase the Series 2003-1 Bondable Transition Property from the Company with the net proceeds received from the sale of the Series 2003-1 Transition Bonds. The SPE will issue and sell the Series 2003-1 Transition Bonds in a negotiated, fully underwritten public offering as asset-backed securities ("ABS"). According to the Company, all prior securitizations of utility stranded costs in other jurisdictions have been structured as ABS and sold on a negotiated basis and the expertise of an underwriter is critical to the structuring, pricing and marketing of securities in the ABS market. Indeed, in other states where competitive bidding requirements generally exist, such as Massachusetts, competitive bidding of stranded cost securitization transactions either has been waived or has not been required. The Company asserts that a negotiated sale, as opposed to one accomplished through competitive bidding, should result in lower interest costs and will ensure that the Company's customers pay the lowest TBC consistent

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with market conditions at the time of pricing and the terms of this Financing Order, in compliance with the requirement of N.J.S.A. 48:3-62(b)(4). If the Company sells floating rate instruments, it intends to enter into appropriate hedging arrangements, including interest rate caps, swaps or collars, which will have the effect of creating fixed interest rate obligations for the SPE.

The Company states that the Bondable Transition Property will constitute collateral to secure the Series 2002-1 and Series 2003-1 Transition Bonds. The Company notes that the other collateral of the SPE (the "Other SPE Collateral") will include (without limitation): (i) the rights of the SPE under certain of the Transition Bond Transaction documents, including (a) sale agreements and related bills of sale by which the SPE acquired the Series 2002-1 Bondable Transition Property and will acquire the Series 2003-1 Bondable Transition Property and receives certain indemnification from the Company, (b) a servicing agreement (the "Servicing Agreement") by which the Company or any successor in that capacity acts as servicer of the Bondable Transition Property (the "Servicer"), and (c) an administration agreement by which the SPE is administered, which is an affiliate of Atlantic; (ii) various trust accounts of the SPE for the Series 2002-1 and Series 2003-1 Transition Bonds, including, but not necessarily limited to, the Series 2002-1 and Series 2003-1 Capital Subaccounts, the over-collateralization subaccounts for the Series 2002-1 and Series 2003-1 Transition Bonds (respectively, the "Series 2002-1 Over-collateralization Subaccount" and the "Series 2003-1 Over-collateralization Subaccount"), the reserve subaccounts for the Series 2002-1 and Series 2003-1 Transition Bonds (respectively, the "Series 2002-1 Reserve Subaccount" and the "Series 2003-1 Reserve Subaccount"), the series subaccounts for the Series 2002-1 and Series 2003-1 Transition Bonds (respectively, the "Series 2002-1 Subaccount" and the "Series 2003-1 Series Subaccount"), under which the Capital Subaccount, the Over-collateralization Subaccount and the Reserve Subaccount will be established for the specific series; (iii) the collection account for all series of transition bonds (the "Collection Account"), under which will be established the foregoing accounts (as well as similar accounts for any other series of transition bonds later issued by the SPE) and the general subaccount for all series of transition bonds (the "General Subaccount"); (iv) any investment earnings on amounts held by the Transition Bond Trustee, other than investment earnings released to the SPE or to counterparties under swap agreements, if any, in accordance with the Indenture and Series Supplement.

The Company requests, in accordance with N.J.S.A. 48:3-62, that the Board approve transition bonds with scheduled amortizations upon issuance not exceeding 15 years from the date of issuance for Series 2003-1 Transition Bonds the proceeds of which will be used to reduce stranded costs related to utility-owned generation. The Company also requests that the Board approve stated maturities of up to three years beyond the expected final scheduled maturity date of each class of Series 2003-1 Transition Bonds in order to minimize over-collateralization requirements and enhance the prospects of securing the highest possible credit rating for the Series 2003-1 Transition Bonds.

b.          Recovery of Upfront Transaction Costs

In order to issue Series 2003-1 Transition Bonds to achieve net savings for the benefit of its customers, the Company will incur Upfront Transaction Costs. Based on the currently estimated initial offering of $152 million of Series 2003-1 Transition Bonds, the Company has estimated that such amount will include Upfront Transaction Costs of approximately $2.2 million which may vary, in part, based on the factors described below. The Company states that these Upfront Transaction Costs will include, among other items, the underwriting fee, rating agency fees, financial advisory fees, accounting fees, Securities and Exchange Commission ("SEC")

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registration fees, printing and marketing expenses, trustees' fees, legal fees, and servicing set-up fees. The Company has requested authority to recover the Upfront Transaction Costs from the proceeds of the sale of the Series 2003-1 Transition Bonds and to include such costs as Bondable Stranded Costs so that the right to recover such amounts will constitute a portion of the Series 2003-1 Bondable Transition Property. The Company indicates that to the extent payment of any Upfront Transaction Costs is required prior to the issuance of the Series 2003-1 Transition Bonds, the Company will pay such costs and then will be reimbursed from the proceeds of the Series 2003-1 Transition Bonds.

c.          Recovery of Capital Reduction Costs

The Company has requested recovery of approximately $0.3 million of Capital Reduction Costs for retiring the Company's debt or equity, or both, including, but not limited to, any interest and dividends accrued or declared from and after the date of sale of the Series 2003-1 Transition Bonds, premiums and other fees, costs and charges relating thereto, from the proceeds of the sale of the Series 2003-1 Transition Bonds and to include such Capital Reduction Costs as Bondable Stranded Costs so that the right to recover such amounts will constitute a portion of the Series 2003-1 Bondable Transition Property.

d.          Recovery of Ongoing Transition Bond Costs

The Company has requested recovery of Ongoing Series 2003-1 Transition Bond Costs through the TBC in addition to the Ongoing Series 2002-1 Transition Bond Costs previously authorized pursuant to the Series 2002-1 Financing Order. The Company states that the primary Ongoing Transition Bond Costs for Series 2002-1 and Series 2003-1 Transition Bonds are the periodic payments of principal and interest on all of the outstanding transition bonds (including past due and deferred amounts, if any), and that other Ongoing Transition Bond Costs principally include the annual servicing fee of .10% of the initial principal amount of all series of transition bonds that the SPE has issued (the "Servicing Fee") payable monthly in 12 equal amounts to the Company, in its capacity as the Servicer (as defined below), or such higher fee as may be payable to a successor Servicer (in an amount of up to 1.25% of the initial principal balance of all series of transition bonds that the SPE has issued), the ongoing cost of credit enhancement and the costs of over-collateralization. The Company states that there will also be a small amount of additional, ongoing costs associated with the Transition Bond Transaction, such as legal and accounting fees, directors' or managers' fees, rating agency fees, trustees' fees and other costs of operating the SPE. The Company states that these costs should be included as Bondable Stranded Costs to be recovered through the TBC in accordance with N.J.S.A. 48:3-62, and the right to recover these costs as Bondable Stranded Costs will constitute a portion of the Bondable Transition Property.

e.          Approval of Final Terms and Conditions: Transition Bond Transaction

The Company states that upon the pricing of the Series 2003-1 Transition Bonds, it will cooperate with and provide such information to the Board's Designee as is reasonably requested in order that the Designee may make the certifications required below. To assist the Designee in making his or her required certifications, upon the pricing of the Series 2003-1 Transition Bonds, the Company will file with the Board's Designee a Pricing Advice Certificate, substantially in the form of Appendix D hereto. This document may be based in part on the advice of the Company's lead underwriter and will certify in substance that the structure and

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pricing of the Transition Bonds (including any hedging arrangement priced at the time of the pricing of the Transition Bonds as described below) assures that the Company's customers pay the lowest TBC consistent with then current market conditions and the terms of this Financing Order.

The Company also states that prior to the approval by the Board's Designee of pricing of the Series 2003-1 Transition Bonds (including any hedging arrangement priced at the time of the pricing of the Transition Bonds), the Company's lead underwriter will provide a certificate substantially in the form of Appendix G hereto to the effect that, in its judgment and subject to the assumptions, qualifications and limitations contained therein, the structuring and pricing of the Series 2003-1 Transition Bonds (and any such hedging arrangement priced at the time of pricing) is reasonable in the light of then current market conditions and the terms of this Financing Order and will result in customers of the Company paying the lowest TBC consistent with then current market conditions and the terms of this Financing Order. Upon the filing of the Pricing Advice Certificate (at the time of the pricing of the Series 2003-1 Transition Bonds and any such hedging arrangement), the Company requests that the Board's Designee file with the Board a certificate (the "Designee Certification") substantially in the form of Appendix A hereto, (i) approving the pricing and the terms and conditions of the Series 2003-1 Transition Bonds (and any hedging arrangement), including (a) scheduled amortization upon issuance not exceeding 15 years from the date of issuance for the Series 2003-1 Transition Bonds the proceeds of which will be used to reduce stranded costs related to utility-owned generation, and (b) stated maturities of up to three years beyond the expected final scheduled maturity date of each class of Series 2003-1 Transition Bonds and (ii) stating that the structure and pricing of the Series 2003-1 Transition Bonds assures that the Company's customers pay the lowest TBC consistent with market conditions and the terms of this Financing Order. The Designee Certification will represent the Designee's final and irrevocable approval of the pricing of the Series 2003-1 Transition Bonds (including any hedging arrangement priced at the time of pricing the Series 2003-1 Transition Bonds, as described below) and the terms and conditions of the Transition Bond Transaction. The Company states that such terms and conditions, including the expected principal amortization schedule (the "Expected Amortization Schedule"), will be fixed based on such approved pricing, and will include scheduled amortizations upon issuance not exceeding 15 years from the date of issuance for the Series 2003-1 Transition Bonds the proceeds of which will be used to reduce stranded costs related to utility-owned generation, and such longer legal maturities as are required to obtain the highest possible credit rating on the Series 2003-1 Transition Bonds (up to three years beyond the expected final scheduled maturity date of each class of Series 2003-1 Transition Bonds). Payments on the Series 2003-1 Transition Bonds will be made quarterly. Exhibit B-1 of the Company's Petition contains forecasted principal and interest payments for each year during which Series 2003-1 Transition Bonds are expected to be outstanding based upon the forecasted level of the Series 2003-1 Transition Bonds to be issued. Exhibit B hereto is an updated version of Exhibit B-1 to the Company's Petition. The final Expected Amortization Schedule may be altered as a result of market conditions or rating agency requirements, and will be subject to the Designee's Guidelines contained in Appendix F hereto. The associated MTC-Tax collections may be adjusted from time to time to reflect the changing principal and interest components of the Series 2003-1 Transition Bond debt service.

If the structure, pricing, terms and conditions meet the requirements discussed above, the Company will be authorized under this Financing Order to undertake the Transition Bond Transaction. Prior to the pricing of the Series 2003-1 Transition Bonds, the Designee may obtain from the Board's financial advisor, Bear, Stearns & Co. (the "Financial Advisor"), recent secondary market trading levels of existing utility stranded cost securitization bonds, to the

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extent such information is available through public sources. To the extent such information is available, the Company anticipates that such information may, in part, be considered in connection with the pricing of the Series 2003-1 Transition Bonds. Finally, the Company has invited the Designee, the Board's Staff and Financial Advisor, and the Division of the Ratepayer Advocate to be present at pricing, either in person or by telephone.

The Company states that one or more classes of the Series 2003-1 Transition Bonds may be issued as variable rate instruments under which the SPE will pay a fixed interest rate through the execution of an interest rate exchange agreement, an interest rate cap agreement or similar hedging arrangement. If, at the time of pricing of the Series 2003-1 Transition Bonds, the Company and its lead underwriter determine that such a hedging arrangement is expected to result in a lower interest cost on such classes of bonds or on all classes of the issue taken as a whole, the hedging arrangement will be competitively bid, will be described in the Pricing Advice Certificate (see Appendix D hereto) and the Company's lead underwriter will provide a certificate as to its reasonableness in accordance with Appendix G hereto, after which the arrangement will be subject to approval by the Designee in the Designee Certification. Any counterparty to such a hedging arrangement must have a credit rating consistent with achieving the highest possible ratings on the Series 2003-1 Transition Bonds.

The Company states that not later than five business days after the issuance and sale of the Series 2003-1 Transition Bonds, the Company will confirm to the Board, in an "Issuance Advice Letter," substantially in the form of Appendix B hereto, the actual interest rates (or formula for determining variable interest rates) on the Series 2003-1 Transition Bonds, the Expected Amortization Schedule, the Required Over-collateralization Schedule (as defined in Section 2(f) below) and the revised TBC and MTC-Tax, which will be calculated using the methodology approved hereby and described in Appendix C hereto. At such time, the Company will also file revised tariff sheets with the Board setting forth the TBC and MTC-Tax to go into effect following the issuance of the Series 2003-1 Transition Bonds (which amount will include a component with respect to the Series 2002-1 Transition Bonds). The revised TBC and MTC-Tax and related revised tariff sheets will become effective the same day the Company files the Issuance Advice Letter and the revised tariff sheets, without further action by the Board.

f.          TBC

In accordance with N.J.S.A. 48:3-67, the Company states the TBC will apply equally to each customer of the Company, regardless of class, based on the amount of electricity delivered to each customer through the transmission and distribution system of the Company or any Successor Utility within the Company's service territory as it exists today, subject to N.J.S.A. 48:3-77, which specifies when the TBC may be imposed upon power produced by on-site generation facilities. Pursuant to N.J.S.A. 48:3-64(b) of the Act, the Company states that the TBC will be periodically adjusted from time to time, in accordance with the methodology approved in this Financing Order, to ensure that it is set at a level intended to recover the Ongoing Transition Bond Costs, including, without limitation: (1) the principal of (determined in accordance with the Expected Amortization Schedule as detailed in the Issuance Advice Letter), and interest on, the Series 2002-1 and Series 2003-1 Transition Bonds authorized by the Board in the Series 2002-1 Financing Order and this Financing Order; (2) the costs of operating and administering the SPE; (3) the costs of servicing the Series 2002-1 and Series 2003-1 Transition Bonds, including servicing and trustee fees, expenses and indemnities, substantially as described in the prospectus of the SPE dated December 11, 2002 relating to the offering of transition bonds, which has been filed with the SEC (the "SEC Filing"); (4) amounts required to fund or replenish the Series 2002-1 and Series 2003-1 Over-collateralization Subaccounts in

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accordance with the over-collateralization schedule ("Required Over-collateralization Schedule"), or to fund or replenish any similar account which provides credit enhancement for the Series 2003-1 Transition Bonds, all as confirmed, with respect to the Series 2003-1 Transition Bonds, in the Issuance Advice Letter; (5) the reimbursement of any amounts drawn from the Series 2002-1 or Series 2003-1 Capital Subaccounts pursuant to the Indenture, substantially as described in the SEC Filing, or the reimbursement of any drawn amounts from any similar account which provides credit enhancement for the Series 2003-1 Transition Bonds; and (6) the ongoing expenses, if any, of other credit enhancement arrangements.

In Appendix C, the Company sets forth the general methodology by which it proposes to adjust from time to time the TBC and the MTC-Tax. The Company states that the TBC and the MTC-Tax will be set and adjusted based on assumptions described in Appendix C, as those assumptions are adjusted from time to time based on various factors including, but not limited to, energy sales forecasts, customer payment and charge-off patterns, defaults by third party suppliers (as described herein), the Ongoing Transition Bond Costs (including unpaid amounts from prior periods and replenishment of credit enhancement, if applicable) and, with respect to the MTC-Tax, the applicable income tax rates in effect from time to time. In Exhibit B hereto, the Company has projected the TBC and the MTC-Tax to go initially into effect following the issuance of the Series 2003-1 Transition Bonds (which amount includes a component with respect to the Series 2002-1 Transition Bonds) using the methodology described in Appendix C and assuming the Ongoing Transition Bond Costs as described herein.

In accordance with N.J.S.A. 48:3-64(c), the Company requests that the TBC remain in effect until the Ongoing Transition Bond Costs have been paid in full and all other obligations and undertakings with respect thereto have been fully satisfied.

The Company states that each customer's monthly bill will reflect, either explicitly, or through a notation, that a portion of the charges on such bill represents amounts being collected on behalf of the SPE as owner of the Bondable Transition Property.

g.          Periodic Adjustments to the TBC and MTC-Tax

N.J.S.A. 48:3-64(b) requires that this Financing Order and the Series 2002-1 Financing Order provide for mandatory periodic adjustments (each, a "TBC True-Up") to be made by the Board at least annually upon petition of the Company, its assignee or a financing entity, to ensure receipt of revenues sufficient to make payments related to Ongoing Transition Bond Costs (including unpaid amounts from prior periods and replenishment of credit enhancements, if applicable) by the payment dates designated by the Company, as Servicer, in its TBC True-Up filing, such that the Series 2003-1 Transition Bonds will be retired in accordance with the Expected Amortization Schedule. Each TBC True-Up must be formula-based, and the Company intends to use the formula-based methodology described in Appendix C hereto. As Servicer, the Company states that it is responsible for filing with the Board documentation for any TBC True-Up. (The Company, as Servicer under the Servicing Agreement, and any successor to the Company as servicer, are herein referred to as the "Servicer".)

Although the Company, as Servicer, will file for TBC True-Ups at least annually, the Company has requested authorization to file for adjustments of the TBC as often as monthly or quarterly, as may be determined from time to time in the future to be necessary to maintain the highest possible credit rating (all as set forth in the Servicing Agreement). Under N.J.S.A. 48:3-64(b), the Servicer shall propose such TBC True-Up in a filing with the Secretary of the Board at least 30 days in advance of the date upon which it is requested to be effective. The TBC True-Up

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shall become effective on an interim basis on the date on which it is requested to be effective, in the absence of a Board Order to the contrary. Under N.J.S.A. 48:3-64(b), in the absence of a Board order to the contrary, the periodic adjustment shall become final and nonappealable 60 days after the filing. The Company has requested that TBC True-ups go into effect at least annually, and that the Board confirm that the TBC True-Up will become effective or final, as the case may be, absent a finding by the Board of manifest error (for purposes of this Financing Order, "manifest error" is an arithmetic error evident on the face of such filing) in the application of the adjustment methodology approved herein. In the event of a finding of manifest error, the rate to be made effective will be the arithmetically corrected rate or, in the absence of agreement on the arithmetically corrected rate, the rate in effect for the prior period will remain in effect until the arithmetically corrected rate is made effective. The Company asserts that this standard for effectiveness is consistent with the other provisions of N.J.S.A. 48:3-64(b) that require that the TBC True-Up be implemented to ensure "timely payment" of, among other things, principal of, and interest and acquisition or redemption premium on, the Series 2002-1 and Series 2003-1 Transition Bonds. The Company further asserts that in order to achieve the highest possible credit ratings on the Series 2003-1 Transition Bonds and, thus, to reduce costs to customers, the TBC True-Ups must be made final and nonappealable based upon this objective standard.

The Company will be entitled to request, and the Board will approve, mandatory periodic adjustments of the MTC-Tax (each, an "MTC-Tax True-Up"). Each MTC-Tax True-Up will be made at least annually to reconcile the income tax recovered to the income taxes required to be assessed to the Company on the taxable net revenue from the TBC and MTC-Tax. The reconciliation will be made in the same manner and at the same time as the TBC True-Up to ensure receipt of revenues sufficient to assure recovery of the MTC-Tax. Upon petition of the Company, the MTC-Tax will be adjusted based upon assumptions described in Appendix C hereto, as those assumptions are adjusted from time to time in accordance with such Appendix C. No delay in the MTC-Tax True-Up will influence or affect the TBC True-Up.

The Company also requests that the Board grant the Company authority to make "non-routine" adjustments to the TBC and the MTC-Tax. Such filings for non-routine adjustments would be made to accommodate material changes to the methodology described in Appendix C hereto. Any such filing must be made at least 90 days prior to the proposed effective date, and will be subject to Board approval before implementation.

h. Remittance of TBC Collections

The Company states that the Servicer will make daily remittances (which may become monthly remittances if permitted under the rating agencies' criteria) of estimated payments arising from the TBC to the Transition Bond Trustee, on behalf of the SPE, based on the Company's collection history (as may be updated from time to time).

The Company states that payments from its customers will be applied first to sales taxes (which the Company will collect as trustee for the State and not for its own account or that of the SPE, and which are not "charges" for purposes of the following allocations) until all of such amounts are paid, then to charges in arrears, if any, and then to current charges. With respect to each billing period, partial payments of charges and taxes other than sales taxes will be allocated pro rata (i) to the TBC; (ii) to the MTC-Tax; and (iii) to the Company's other charges, based on the proportions that the TBC, the MTC-Tax and the Company's other charges bear to the total charges billed. Additionally, partial payments of the TBC will be allocated to each respective series of transition bonds so issued, pro rata, based on the estimated revenue requirement of

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each series of transition bonds for the period in which the allocation is made. Each such period is to begin on a date on which a TBC True-Up goes into effect and end on the day immediately prior to the effective date of the next TBC True-Up.

The Company states that on February 3, 2003, it filed a base rate case and included in that filing information showing the impact of the timing of customer payments of TBCs to the Company versus payments by the Company, as Servicer, to the Bond Trustee. If the Board determines in its review of the base rate case filing that the Company retained interest income over and above its Servicing Fee, it may calculate such retained income, and impute interest thereon, in determining fair and reasonable rates going forward from the date of its review.

The Company states that the amounts remitted by the Servicer to the Transition Bond Trustee (the "Deemed TBC Collections") will be retained by the Transition Bond Trustee until it pays to the appropriate parties all periodically required Ongoing Transition Bond Costs, including scheduled principal and interest payments, Servicing Fees, other fees and expenses, any unpaid amounts from prior payment dates related to the aforementioned and any required additions to or replenishments of the Collection Account. The Company expects that monthly disbursements, in amounts to be specified in the Indenture and related Series Supplements, will be made to the Transition Bond Trustee, to the independent managers of the SPE, to the Servicer, to the administrator of the SPE and in respect of operating expenses. In addition, payments of principal and interest on both series of transition bonds (as well as payments of the aforementioned amounts) will be made on a quarterly basis. The Transition Bond Trustee will hold all Deemed TBC Collections received from the Servicer from the remittance date to the dates on which such payments are made in the General Subaccount of the Collection Account. The Transition Bond Trustee will invest the funds in the Collection Account in securities that mature on or before the next scheduled distribution date, in accordance with rating agency criteria for investment of such funds.

The Company states that investment earnings on funds in the Collection Account held by the Transition Bond Trustee may be used to satisfy currently scheduled interest and principal payments on both series of transition bonds and other Ongoing Transition Bond Costs. Additionally, such investment earnings may be used to restore Capital Subaccounts amounts previously withdrawn therefrom to meet periodically required Ongoing Transition Bond Costs and may be applied to meet the Required Over-collateralization Schedule. Investment earnings on funds in the Collection account in excess of the amount applied as described above will be held in the Reserve Subaccounts, except for such investment earnings in the Capital Subaccounts, which will be distributed to the SPE as provided in the Indenture and Series Supplements.

Upon retirement of all outstanding transition bonds of either series, including payment of all interest thereon, and the payment of all Ongoing Transition Bond Costs, all other Bondable Stranded Costs, and any bondable stranded costs relating to the Company and the SPE that may be approved in favor of the Company under the Act pursuant to any subsequent financing orders, the Company states that any remaining amounts held by the Transition Bond Trustee in subaccounts relating to the series to be retired will be released to the SPE and ultimately returned to the Company as an equity distribution or, if required under the series indenture supplement related to a subsequently issued series of transition bonds of the SPE, be reallocated to the subaccounts of such series; provided, however, that upon retirement of all outstanding transition bonds of the SPE, including payment of all interest thereon, and the payment of all related bondable stranded costs, any remaining amounts held by the Transition Bond Trustee will be released to the SPE and ultimately returned to the Company as an equity

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distribution. The Company will credit, against the delivery charges it bills to its customers, any amounts so received from the SPE that exceed the sum of (i) the aggregate amount of its equity contributions to the SPE and (ii) the investment earnings on funds in the capital subaccounts for all series of transition bonds, less the amount of any unpaid MTC-Tax charges and any amount that was withdrawn and not replenished to the SPE's equity.

i.          Credit Enhancement

The Series 2003-1 Transition Bond documents will provide for the TBC True-Up as is authorized by N.J.S.A. 48:3-64(b) as described above and for over-collateralization amounts as described below or other means of credit enhancement as required by the rating agencies.

The Company explains that a portion of the TBC will be applied to an "over-collateralization amount" which will be deposited into the Series 2003-1 Over-collateralization Subaccount to meet the Required Over-collateralization Schedule. The Company states that the collection of the over-collateralization amount will be in addition to the collection of the principal (which will be collected in accordance with the Expected Amortization Schedule) and interest payable on the Series 2003-1 Transition Bonds, and the collection of the other Ongoing Series 2003-1 Transition Bond Costs, all of which will be recovered through the TBC. The total over-collateralization requirement will be determined prior to the pricing of the Series 2003-1 Transition Bonds but will in no event be less than 0.5% of the initial Series 2003-1 Transition Bond principal amount. The total over-collateralization amount will be determined by the Company based on criteria from the rating agencies, and will be reflected in the Issuance Advice Letter and will be subject to the approval of the Designee. It is possible that the rating agencies may require additional credit enhancement, the terms of which will be set forth in the Pricing Advice Certificate and subject to the Designee Guidelines.

All collection shortfall amounts relating to the TBC and amounts expected to become due and payable during the next succeeding period for which the TBC is in effect, including over- collateralization amounts, and any shortfall amounts arising from defaults relating to a third party electric power supplier (an "EPS") will be incorporated into each TBC True-Up to the extent necessary.

The Company states that it will reduce the delivery charges payable by its customers by an amount equal to the amount remaining in the Collection Account (including amounts in the Series 2003-1 Over-collateralization Subaccount), except for amounts in the capital subaccounts for all series of transition bonds including any investment earnings on funds in such subaccounts, after payment in full of all Ongoing Transition Bond Costs, all other Bondable Stranded Costs, and any bondable stranded costs relating to the Company and the SPE that may be approved in favor of the Company under the Act pursuant to any other financing orders, less the amount of any unpaid MTC-Tax charges.

j.          Formation of SPE

The SPE, a Delaware limited liability company, is a direct, wholly-owned, nonutility subsidiary of the Company, which is managed pursuant to the administration agreement substantially as described in the SEC Filing. The SPE was formed on March 28, 2001. The SPE issued the Series 2002-1 Transition Bonds on December 19, 2002.

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k.          Bondable Transition Property

Under N.J.S.A. 48:3-51, the Bondable Transition Property includes (a) the irrevocable right to charge, collect and receive, and be paid from collections of, the TBC, in the amount necessary to provide for the full recovery of Ongoing Transition Bond Costs and all other bondable stranded costs whose recovery is authorized in this Financing Order and the Series 2002-1 Financing Order, (b) all rights of the Company under this Financing Order and the Series 2002-1 Financing Order, including, without limitation, all rights to obtain periodic adjustments of the TBC pursuant to N.J.S.A. 48:3-64(b) and (c) all revenues, collections, payments, money and proceeds arising under, or with respect to, all of the foregoing.

Pursuant to N.J.S.A. 48:3-65 and N.J.S.A. 48:3-71, when the Company has transferred, and received consideration for, the Series 2003-1 Bondable Transition Property from the SPE, the Series 2003-1 Bondable Transition Property will constitute a vested, presently existing property right and will continuously exist as property for all purposes as provided in the Act and this Financing Order, whether or not the revenues and proceeds arising with respect thereto have accrued and notwithstanding the fact that the value of the property right may depend upon consumers using electricity or the Servicer performing services; and the validity of any sale, assignment or other transfer of the Series 2003-1 Bondable Transition Property will not be defeated or adversely affected by the commingling by the Company of revenues recovered or payments arising from amounts billed, collected and received on account of the Series 2003-1 Bondable Transition Property with other funds of the Company.

l.          Sale of Bondable Transition Property to SPE

On December 19, 2002, in connection with the issuance of the Series 2002-1 Transition Bonds, the Company transferred the Series 2002-1 Bondable Transition Property to the SPE, consistent with Board approval granted in the Series 2002-1 Financing Order. The Company requests the Board to approve the transfer by the Company of the Series 2003-1 Bondable Transition Property to the SPE in one or more transactions which, in accordance with N.J.S.A. 48:3-72, will be treated as a true sale and absolute transfer to the SPE, even though such transactions may be treated as a financing, and not a sale, for federal and state tax purposes, for financial accounting purposes or for other purposes and even though the Company is the collector or servicer of the TBC. The Company explains that the SPE will have all of the statutory rights inherent in the Series 2003-1 Bondable Transition Property, including, without limitation, the right to exercise, through the Company or any Successor Utility, any and all rights and remedies to collect any amounts payable by any customer of the Company in respect of the Series 2003-1 Bondable Transition Property, which includes the right to direct the Company or any Successor Utility to discontinue electric power supply to a particular customer to the extent permitted in accordance with law and any applicable regulations. The SPE and other third parties, however, will not have any right to exercise any direct control over the distribution and transmission system of the Company. Any direction to the Company or any Successor Utility to shut off the electric power supply to a customer would be subject to Board policies and procedures and any applicable laws then in effect.

The Company notes that the agreements which will govern transfer of the Series 2003-1 Bondable Transition Property to the SPE may include representations and warranties with respect to, among other things, the validity of this Financing Order, the Bondable Transition Property and the title thereto, and may provide specific covenants, indemnities and/or repurchase obligations in connection with such transfer for the benefit of the holders of transition bonds.

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m.          Issuance of Transition Bonds

The Company requests that the Board approve the issuance of Series 2003-1 Transition Bonds by the SPE. The Company states that the Series 2003-1 Transition Bonds will, by their terms, permit the holders thereof to have recourse only to the SPE's credit and assets, and will be secured by a pledge to the Transition Bond Trustee of all of the right, title and interest of the SPE in the Series 2003-1 Bondable Transition Property and Other SPE Collateral.

n.          Nonbypassable TBC and MTC-Tax

Under N.J.S.A. 48:3-67, the TBC and the MTC-Tax are nonbypassable and will be assessed against and collected from all customers of the Company or any Successor Utility until all Ongoing Transition Bond Costs and other bondable stranded costs determined to be recoverable in this Financing Order and the Series 2002-1 Financing Order are paid in full, even past legal maturity, subject to N.J.S.A. 48:3-77. The TBC will apply equally to each customer, regardless of class, based on the amount of electricity delivered to the customer through the transmission and distribution system of the Company or any Successor Utility. With respect to on-site generation, N.J.S.A. 48:3-77(b) provides that the TBC will not be imposed on the electricity sold solely to the on-site customer of an on-site generator. N.J.S.A. 48:3-77(c), however, provides that the TBC shall be imposed on the generation from on-site generation facilities to the extent that on-site generation has displaced customer purchases from an electric public utility by an amount such that the kilowatt hours distributed by the electric public utility have been reduced to an amount equal to 92.5 percent of the 1999 kilowatt hours distributed by the electric public utility.

o.          Electric Power Suppliers

The Transition Bond Transaction anticipates that the Company, in its capacity as Servicer, will have sole responsibility for the billing, collection and remittance of the TBC and the MTC-Tax. The Company states that there is the possibility, however, that an electric power supplier ("EPS") may, in the future, seek to assume such role. Permitting an EPS to bill, collect and remit the TBC and the MTC-Tax in place of the Company may increase the risk of shortfalls in TBC collections or MTC-Tax collections by exposing the cash flow to potential interruption due to the default, bankruptcy or insolvency of the EPS. This potential interruption will increase risks to investors, and may result in an increase to the required credit enhancement for, and/or a reduction of the credit rating of, and/or an increase in the interest rate on, the Series 2003-1 Transition Bonds. Additionally, such EPS billing may necessitate an increase to the TBC or to the MTC-Tax if EPS billing causes interruption or delay in payment to the Servicer.

In order to mitigate these risks, satisfy rating agency requirements and reduce the cost to customers, the Company requests that any EPS the Board authorizes to bill, collect and remit the TBC be required to comply with the billing, collection and remittance procedures and information access requirements set forth below. These procedures and requirements are comparable to those in effect in this and other states in which utilities have securitized their stranded costs. These requirements are largely derived from rating agencies' criteria.

The Company requests that the Board authorize an EPS to bill and collect the TBC and associated MTC-Tax with respect to power sold by it, for remittance to the Servicer, only if (i) such EPS agrees to remit the full amount of all charges it bills to customers for services provided by the Company, together with amounts related to the TBC and the MTC-Tax, regardless of whether payments are received from such customers, within 15 days of the

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Company's (or any successor Servicer's) bill for such charges; (ii) such EPS agrees to provide the Servicer (or any successor Servicer) with total monthly kWh usage information for each customer in a timely manner to enable the Servicer (or such successor) to fulfill its obligations, because such information is the basis for assessing the required level of such remittances; and (iii) the Servicer (or any successor Servicer) is entitled, seven days after a default by the EPS in remitting any charges payable to it, including amounts related to the TBC and the MTC-Tax, to assume responsibility for billing all charges for services provided by it, including the TBC and the MTC-Tax, or to transfer such billing responsibility to a qualifying third party. In addition, if and so long as the billing EPS does not maintain at least a "Baa2" and "BBB" (or the equivalent) long-term unsecured credit rating from Moody's Investors Service and Standard & Poor's, respectively, such EPS would be required to maintain with the Servicer (or any successor Servicer) a cash deposit or comparable security equal to two months' maximum estimated collections of all charges payable to the Servicer (or such successor), including amounts related to the TBC and the MTC-Tax, as must be agreed upon by the Servicer (or such successor) and the EPS. In the event of a default in the remittance of any such amounts by an EPS, any shortfall in TBC Collections or MTC-Tax collections by an EPS not recovered from a withdrawal from such cash deposit or security would be included in the TBC True-Up and the MTC-Tax True-Up as described in Appendix C hereto.

p.          Servicing

The Company states that it has entered into a Servicing Agreement with the SPE pursuant to which the Company has agreed to provide servicing functions on behalf of the SPE with respect to the Bondable Transition Property. Details regarding the Servicing Agreement, including servicing compensation, are substantially as described in the SEC Filing. The Company states that under the Servicing Agreement, the Servicer is to receive an annual servicing fee equal to 0.10% of the aggregate initial principal amount of both series of the Transition Bonds (the "Servicing Fee"). The Company also requests that the Board approve a higher annual Servicing Fee of any successor Servicer of up to 1.25% of the initial principal balance of all transition bonds that the SPE has issued, including the Series 2003-1 Transition Bonds.

q.          Tax Recoveries - Accounting and Related Issues

Pursuant to the Restructuring Order, the Company has been directed to recover the federal income taxes and state corporation business taxes associated with the collection of the TBC and the MTC-Tax through the ongoing collection of the MTC-Tax, until the SPE has received full payment of principal of and interest on both series of transition bonds. The Restructuring Order authorizes the MTC-Tax to be collected over essentially the same period as the TBC. The Restructuring Order also directs that the MTC-Tax be subject to mandatory periodic adjustment (at the same time and in the same manner as the TBC) to reconcile the MTC-Tax collections with the income tax required to be assessed on the taxable revenue from the TBC and the MTC-Tax. The Company will maintain separate accounting for the MTC-Tax collections and the Bondable Transition Property. As provided in N.J.S.A. 48:3-72(a)(4), the Company's retention of the MTC-Tax until remittance to the appropriate taxing authority will in no way affect or impair treatment of the transfers of the Bondable Transition Property to the SPE as true sales and absolute transfers for bankruptcy purposes, or otherwise affect the legal rights and attributes of the Bondable Transition Property under the Act.

ACE Bondable Stranded Costs Rate Order	19	BPU Docket No. EF03020121

3.          CUSTOMER BENEFITS

The Company represents that, as proposed, the Transition Bond Transaction will result in net present value savings over the term of the Series 2003-1 Transition Bonds (currently estimated by the Company to be approximately $67.4 million based on projected interest rates at the time of the public hearing and illustrated on Exhibit A hereto, with the Ratepayer Advocate's current estimate of savings ranging between $30 million and $50 million), and lower rates than would have been achieved were the recoverable stranded costs to be recovered without issuance of the Series 2003-1 Transition Bonds. The Company states that the actual net present value savings resulting from the Transition Bond Transaction will depend upon the actual amount of Series 2003-1 Transition Bonds issued, market conditions at the time of the pricing of the Series 2003-1 Transition Bonds (and any hedging arrangement) and the actual amount of bondable stranded costs whose recovery is authorized in this Financing Order. The structure, pricing, terms and conditions of the Series 2003-1 Transition Bonds (and any hedging arrangement) will be subject to approval by the Designee pursuant to the delegation of authority in this Financing Order. In its Issuance Advice Letter to be filed with the Board not later than five business days after the issuance and sale of the Series 2003-1 Transition Bonds, the Company will present a calculation of the expected net present value savings resulting from the actual terms of the Series 2003-1 Transition Bonds, using the methodology described in Appendix C hereto.

4.          USE OF PROCEEDS

The Company states that the SPE will remit the proceeds from the sale of the Series 2003-1 Transition Bonds, net of underwriting discount, to the Company in consideration of the Company's transfer of its Series 2003-1 Bondable Transition Property to the SPE. In accordance with N.J.S.A. 48:3-62, the Company will use such proceeds to reduce its otherwise recovery-eligible bondable stranded costs through the retirement of its debt or equity, or both.

5.          FINDINGS WITH RESPECT TO THE PETITION

Based on the record of proceedings in this matter and those related to the Restructuring Order, the Petition and the provisions of the Act and the Restructuring Order, the Board HEREBY FINDS:

Recovery of Costs
(1)

Consistent with the Board's decision in BPU Docket Nos. EO97070455, EO97070456 and EO97070457 (the "Restructuring Order"), BPU Docket No. EF01060394 (the Series 2002-1 Financing Order), and BPU Docket No. EO03020091 (the B.L. England stranded cost proceeding), the Company is authorized to recover through securitization its bondable stranded costs as described in paragraph 2 below.

(2)

The Company's stranded costs to be securitized in connection with B.L. England are $149.5 million plus an additional amount of up to $2.5 million for Upfront Transaction Costs and Capital Reduction Costs, and are recoverable through the TBC. In addition, the Restructuring Order permits the recovery of the federal income and state corporation business taxes related to securitization through an MTC-Tax Component with a term identical to the term of the Series 2003-1 Transition Bonds.

ACE Bondable Stranded Costs Rate Order	20	BPU Docket No. EF03020121

(3)	The Company's Bondable Stranded Costs include: (a) the Capital Reduction Costs, (b) the Upfront Transaction Costs and (c) the Ongoing Series 2003-1 Transition Bond Costs.
Mitigation
(4)

In accordance with N.J.S.A. 48:3-62(b)(1) of the Act and the Restructuring Order, that the Company has taken reasonable measures to date, and has the appropriate incentives or plans in place to take reasonable measures, to mitigate the total amount of its stranded costs. As required by the Act, the Company shall continue to pursue all reasonable mitigation opportunities to mitigate the total amount of its stranded and deferred costs.

Necessity of Securitization
(5)

In accordance with N.J.S.A. 48:3-62(b)(2) and the Restructuring Order, that the Company would not have been able to achieve the level of rate reduction deemed by the Board to be necessary and appropriate pursuant to N.J.S.A. 48:3-52 and N.J.S.A. 48:3-61 absent the issuance of the Transition Bonds.

Tangible Benefits
(6)

In accordance with N.J.S.A. 48:3-62(b)(3) and (b)(4), based on current estimates of interest rates, the issuance of such Series 2003-1 Transition Bonds will provide tangible and quantifiable benefits to customers, including lower rates than would have been achieved absent the issuance of the Series 2003-1 Transition Bonds, and net present value savings over the term of the Series 2003-1 Transition Bonds (currently estimated at approximately $67.4 million by the Company, and in a range between $30 million to $50 million by the Ratepayer Advocate), even after truing up the MTC, MTC-Tax and TBC to reflect the terms of the actual Transition Bond Transaction. The Company shall exercise its best effort to achieve the lowest TBC consistent with market conditions, the terms of this Financing Order and the Designee Guidelines.

(7)	The methodology used to calculate expected net present value savings, as described in Appendix C and applied in Exhibit A hereto, is reasonable.
(8)

Exhibit B hereto contains forecasted principal and interest payments each year in the Transition Bond Transaction based upon the forecasted level of the Transition Bonds to be issued. The final Expected Amortization Schedule may be altered as a result of market conditions or rating agency requirements, subject to the approval of the Designee. The methodology used to calculate the TBC, the TBC True-Up, the MTC-Tax and the MTC-Tax True-Up as described in Exhibit C of the Petition are reasonable and adherence thereto will provide assurance that customers will pay the lowest TBC consistent with market conditions and the terms of this Financing Order, in compliance with N.J.S.A. 48:3-62(b)(4). The standard for the Board to use in making TBC True-Ups final is the absence of a manifest error (i.e., an arithmetic error evident on the face of the filing) in the application of the TBC True-Up methodology, which standard the Board finds consistent with N.J.S.A. 48:3-64(b) of the Act and the achievement of the lowest TBC consistent with market conditions at the time

ACE Bondable Stranded Costs Rate Order	21	BPU Docket No. EF03020121

of pricing and the terms of this Financing Order. The estimate of the revised TBC after giving effect to the Series 2003-1 Transition Bond Transaction, determined in accordance with Appendix C attached hereto, is reasonable. The request of the Company that it be authorized to make non-routine adjustments to the TBC and the MTC-Tax as described in Section 2(g) hereof, subject to Board approval, is reasonable.

Structuring and Pricing; Hedging Arrangements
(9)

The procedures established in this Financing Order relating to the final approval of the structuring and pricing of the Series 2003-1 Transition Bonds (including any hedging arrangements priced at the time of the pricing of the Series 2003-1 Transition Bonds) assure that, in accordance with N.J.S.A. 48:3-62(b)(4), the Company's customers will pay the lowest TBC consistent with market conditions and the terms of this Financing Order. As authorized herein by the Board and in full satisfaction of the requirements of N.J.S.A. 48:3-62(b)(4) and N.J.S.A. 48:3-64(a)(3) of the Act, the structuring and pricing of the Series 2003-1 Transition Bonds (including any such hedging arrangement) will be conclusively deemed to satisfy the requirements of N.J.S.A. 48:3-62(b)(4), and the terms and conditions of the Transition Bond Transaction shall be conclusively approved, if so certified by the Designee upon the pricing of the Series 2003-1 Transition Bonds and any such hedging arrangement.

(10)

The methodology for the determination of the TBC proposed by the Company in Appendix C hereto is reasonable. The assumptions the Company made in such Appendix C are reasonable. The Company's proposed methodologies for the mathematical calculation of the TBC are reasonable.

(11)

The formation of the SPE by the Company, the capitalization of the SPE by the Company, the transfer by the Company to the SPE of its Bondable Transition Property, the providing of over-collateralization as described herein and as approved in the Designee Certification, the hedging arrangements and the entering into a servicing agreement, an administration agreement, a sale agreement and other agreements and transactions by the Company and the SPE, all substantially as described in the Petition and the SEC Filing and the hedging arrangements as described herein and in Appendix F hereto, are reasonable and necessary.

(12)

The lien of the Transition Bond Trustee on the Series 2003-1 Bondable Transition Property shall: (a) attach automatically to such Bondable Transition Property from the time of the issuance of the Series 2003-1 Transition Bonds; (b) be continuously perfected through a filing made pursuant to the Uniform Commercial Code with the New Jersey Secretary of State; (c) be enforceable against the Company and the SPE and all third parties, including judicial lien creditors; (d) from and after the filing described in clause (b) above, constitute a continuously perfected security interest in, and lien on, all then existing or subsequent revenues and proceeds arising with respect to the Series 2003-1 Bondable Transition Property, whether or not the electric power and energy included in the calculation of such revenues and proceeds have

ACE Bondable Stranded Costs Rate Order	22	BPU Docket No. EF03020121

been provided; and (e) rank prior to any other lien, including any judicial lien, which subsequently attaches to the Bondable Transition Property or any other rights created by this Financing Order or any revenues or proceeds of the foregoing.

(13)

The methodology for the remittance of payments arising from the TBC as described in the Petition will satisfy the requirements of N.J.S.A. 48:3-62 and is a reasonable means of undertaking the remittance of these amounts.

(14)

The Servicing Fee to be paid to the Company in its role as Servicer as described herein is reasonable. The Board finds the higher annual servicing fee of any successor Servicer of up to 1.25% of the initial principal balance of all transition bonds that the SPE has issued, including the Series 2003-1 Transition Bonds, is reasonable. The conditions to the resignation or replacement of the Company as Servicer as described in the SEC Filing are reasonable; however, no third party servicer shall be approved or required to replace the Company in any of its servicing functions in whole or in part if such approval or requirement will cause the then current rating of the Series 2003-1 Transition Bonds to be withdrawn or downgraded.

(15)	The TBC and MTC-Tax billing, collection and remittance procedures imposed upon any EPS as set forth in this Financing Order and the Petition are reasonable.
(16)

Capital Reduction Costs, which do not include interest or dividends accrued or declared prior to the date of the issuance of the Series 2003-1 Transition Bonds, and the Upfront Transaction Costs, not to exceed $2.5 million in the aggregate, are reasonable.

(17)	The recovery of Ongoing Transition Bond Costs, as previously described herein, is reasonable and consistent with the Act.
(18)

The (a) scheduled amortization upon issuance for the Series 2003-1 Transition Bonds not exceeding 15 years from the date of issuance of the Series 2003-1 Transition Bonds the proceeds of which will be used to reduce stranded costs related to utility-owned generation and (b) the stated maturity of the Series 2003-1 Transition Bonds being up to three additional years following the scheduled amortization are reasonable and permitted under the Act, and the collection of the TBC (and the remittance thereof to the SPE) until payment in full of the Series 2003-1 Transition Bonds is reasonable and permitted under the Act.

(19)

The issuance of series and classes of Series 2003-1 Transition Bonds by the SPE in an aggregate principal amount not to exceed $152 million is reasonable and consistent with the Act and prior Board Orders. The Financial Advisor has advised the Board that in this case, in its opinion, the negotiated sale of the Series 2003-1 Transition Bonds should be expected to provide a lower cost of funds than a competitive sale. Therefore, the negotiation of the sale of the Series 2003-1 Transition Bonds is reasonable and serves the public interest.

ACE Bondable Stranded Costs Rate Order	23	BPU Docket No. EF03020121

(20)	The TBC True-Up to obtain adjustments to the TBC and the MTC-Tax True-Up to obtain adjustments to the MTC-Tax described hereinabove and set forth in Appendix C hereof are reasonable.
Use of Proceeds
(21)	The Company's proposed application of the proceeds of the Series 2003-1 Transition Bonds as described herein and in the Petition is reasonable and consistent with the Act.
Regulatory Compliance
(22)

In light of the specific provisions of the Act governing the Transition Bond Transaction, the Company's Petition is found to comply with N.J.A.C. 14:1-5.6 and -5.9, to the extent either might be deemed applicable.

Periodic Adjustment of the MTC-Tax
(23)

The MTC-Tax should be subject to mandatory periodic adjustment at the same time and in substantially the same manner as adjustments to the TBC; provided, however, the Company makes reasonable efforts to utilize any and all deductions to taxable income for which it may be eligible with respect to the securitization transaction, now or in the future, whether or not such deductions are contained in the methodology presented by the Company in its Petition, so that the MTC-Tax Component does not result in the over recovery or under recovery of taxes to the Company.

6. ORDERS Based on the foregoing, the record of proceedings on the Petition and the provisions of the Act, the Restructuring Order, and other related Orders the Board HEREBY ORDERS:
(1)	The Petition for this Financing Order pursuant to N.J.S.A. 48:3-62 is approved subject to the terms and conditions stated herein.
(2)

The Board hereby authorizes recovery of the following bondable stranded costs of the Company consisting of: (1) the Capital Reduction Costs, the Upfront Transaction Costs and the Bondable Stranded Costs specified in Appendix I and (2) the Ongoing Series 2003-1 Transition Bond Costs. The Board hereby also approves the methodology for the calculation and adjustment of the TBC and the MTC-Tax in accordance with the Board's Findings herein.

Bondable Transition Property and TBC
(3)

The issuance of Transition Bonds by the SPE up to a maximum of $152 million, and the transfer by the Company to the SPE of the Series 2003-1 Bondable Transition Property created by the Act and this Financing Order are authorized.

ACE Bondable Stranded Costs Rate Order	24	BPU Docket No. EF03020121

(4)

The TBC will be assessed against all existing and future customers of the Company or any Successor Utility, subject to N.J.S.A. 48:3-77, and will apply equally to each such customer of the Company, regardless of class, based on the amount of electricity delivered to the customer (whether purchased from the Company or an EPS) through the transmission and distribution system of the Company or any Successor Utility. Pursuant to N.J.S.A. 48:3-77, the TBC shall be imposed on the power produced by on-site generators under the circumstances specified in N.J.S.A. 48:3-77.

(5)

The TBC will be set at a level sufficient to recover the Ongoing Transition Bond Costs. The TBC and the MTC-Tax will remain in effect until the SPE, as owner of the Bondable Transition Property, has received TBC collections sufficient to recover the Ongoing Transition Bond Costs.

(6)

Pursuant to the Act, upon transfer by the Company of its interest in the Series 2003-1 Bondable Transition Property, receipt of consideration therefor by the Company and acquisition of such Series 2003-1 Bondable Transition Property by an assignee, there will be created and established for the benefit of the assignee in accordance herewith Bondable Transition Property consisting of: (a) the irrevocable right to charge, collect and receive, and be paid from collections of, the TBC in the amount necessary to recover the Ongoing Transition Bond Costs, (b) all rights of the Company under this Financing Order and the Series 2002-1 Financing Order with respect to the TBC including without limitation all rights to obtain TBC True-Ups pursuant to N.J.S.A. 48:3-64(b), and (c) all revenues, collections, payments, money and proceeds arising under, or with respect to, all of the foregoing.

(7)

Pursuant to N.J.S.A. 48:3-65, neither the Board nor any other governmental entity will have the authority, directly or indirectly, legally or equitably, to rescind, alter, repeal, modify or amend this Financing Order, to revalue, re-evaluate or revise the amount of Bondable Stranded Costs, to determine that the TBC or the MTC-Tax or the revenues required to recover Bondable Stranded Costs are unjust or unreasonable, or in any way to reduce or impair the value of the Bondable Transition Property, nor shall the amount of revenues arising with respect thereto be subject to reduction, impairment, postponement or termination, directly or indirectly, provided, however, that nothing in this Financing Order will preclude the TBC True-Up or the MTC-Tax True-Up in accordance with the provisions hereof and of N.J.S.A. 48:3-64(b).

(8)

Pursuant to N.J.S.A. 48:3-65, and notwithstanding any other provision of law, this Financing Order and the TBC (revised in accordance with the provisions of this Financing Order) authorized herein will become irrevocable upon the issuance of this Financing Order and its becoming effective pursuant to N.J.S.A. 48:3-68. Pursuant to N.J.S.A. 48:3-65, this Financing Order, the TBC and the Series 2003-1 Bondable Transition Property will constitute vested, presently existing property rights upon the transfer of the Company's interest in the Series 2003-1 Bondable Transition Property by the Company to an assignee and receipt by the Company of consideration for such interest in the Series 2003-1 Bondable Transition Property, and following such transfer and receipt of consideration, such property right in the Series 2003-1 Bondable Transition Property shall be vested ab initio in such assignee.

ACE Bondable Stranded Costs Rate Order	25	BPU Docket No. EF03020121

(9)

Pursuant to N.J.S.A. 48:3-64(c), until the Ongoing Transition Bond Costs have been fully recovered, this Financing Order and the authority to meter, charge, collect and receive the TBC and the MTC-Tax will remain in effect and the Company shall be obligated to provide electricity through its transmission and distribution system to its customers and will have the right to meter, charge, collect and receive the TBC and the MTC-Tax, which rights and obligations may be assignable solely within the discretion of the Company.

Sale, Pledge and Assignment Of Transition Property
(10)

In accordance with the Act and as described in the Petition, the Company is authorized to sell, pledge or assign any or all of its interest in the Series 2003-1 Bondable Transition Property to the SPE. The SPE is authorized to acquire the Series 2003-1 Bondable Transition Property and is approved and designated as a "financing entity" (as defined in N.J.S.A. 48:3-51) for such purpose, and for the purpose of issuing Series 2003-1 Transition Bonds and pledging the Series 2003-1 Bondable Transition Property to the payment of the Series 2003-1 Transition Bonds. The transfers by the Company of the Bondable Transition Property to the SPE are, and will be treated as, true sales and absolute transfers to the SPE, even though such transactions may be treated as financings, and not sales, for federal and state tax purposes, for financial accounting purposes or for other purposes. Neither this Financing Order nor the transfer of the Bondable Transition Property nor the interest of the SPE in the Bondable Transition Property shall be defeated or otherwise affected by the commingling of TBC collections with other funds of the Company, and the portion of such commingled funds allocable to TBC collections may be determined by such methods of estimation as are set forth in the Servicing Agreement.

(11)

The SPE will pay the purchase price of the Series 2003-1 Bondable Transition Property equal to the net proceeds from the issuance of the Series 2003-1 Transition Bonds to the Company, to be applied substantially as described in the Petition and as set forth in ordering paragraph 36 of this Financing Order.

(12)

When the Company transfers its interest in the Series 2003-1 Bondable Transition Property to the SPE as described in this Financing Order, the Series 2003-1 Bondable Transition Property will arise and constitute a valid, presently existing property right, and will be vested in the SPE as an original property right and not by assignment from any other entity. The SPE will have all of the statutory rights inherent in the Series 2003-1 Bondable Transition Property, including, without limitation, the right to exercise, through the Company or any Successor Utility, any and all rights and remedies, including the right to direct the Company or any Successor Utility to shut-off electric power to a particular customer to the extent permitted by Board policies and procedures and any applicable laws then in effect, and to assess and collect any amounts payable by any customer in respect of such Series 2003-1 Bondable Transition Property, notwithstanding any objection or direction to the contrary by the Servicer.

ACE Bondable Stranded Costs Rate Order	26	BPU Docket No. EF03020121

(13)

When the Company transfers its interest in the Series 2003-1 Bondable Transition Property to the SPE, neither the Company nor any successor Servicer will be entitled to recover the TBC other than for the benefit of the holders of the transition bonds in accordance with the Company's duties as Servicer of the Bondable Transition Property as authorized in this Financing Order and the Series 2002-1 Financing Order.

Transition Bonds
(14)

The scheduled amortization upon issuance of the Series 2003-1 Transition Bonds will be up to 15 years for Series 2003-1 Transition Bonds the proceeds of which will be used to reduce stranded costs related to utility-owned generation, and the stated maturity will be up to three additional years. The Series 2003-1 Transition Bonds may be issued in series and classes with different terms. Exhibit B hereto contains forecasted principal and interest payments each year in the Transition Bond Transaction based upon the forecasted level of the Series 2003-1 Transition Bonds to be issued. The final Expected Amortization Schedule may be altered as a result of market conditions or rating agency requirements, subject to Designee approval. The associated MTC-Tax collections may be adjusted from time to time to reflect the changing principal and interest components of the Series 2003-1 Transition Bond debt service. One or more classes of Series 2003-1 Transition Bonds may be issued as variable rate instruments, the interest on which will be fixed or hedged in accordance with the terms of a hedging arrangement consistent with this Financing Order.

(15)

The amount of Series 2003-1 Transition Bonds to be issued (not to exceed $152 million including Upfront Transaction Costs and Capital Reduction Costs) is approved as described herein and as detailed in Appendix I. The Company should be afforded substantial flexibility in establishing the provisions of the Series 2003-1 Transition Bonds, and the final structure, pricing, terms and conditions of the Series 2003-1 Transition Bonds (including any hedging arrangement described in Section 2(e) hereof) will, to the extent consistent with the provisions of this Financing Order, be determined by the Company and approved by the Board or its Designee pursuant to his delegation of authority from the Board, pursuant to N.J.S.A. 48:3-62(b)(4) and N.J.S.A. 48:3-64(a)(3), at the time the Series 2003-1 Transition Bonds are priced. The Designee may rely conclusively on the finding of the tangible and quantifiable benefits of securitization in paragraph 6 of Section 5 hereof, as required by N.J.S.A. 48:3-62(b)(3), upon the advice of the Financial Advisor provided in the form of Appendix H hereto and upon information provided to the Designee by the Company to support any Designee Certification. Any Designee Certification shall be substantially in the form of Appendix A hereto, shall constitute a part of this Financing Order, shall constitute a full and complete record of the determinations and approvals made therein and full satisfaction of the requirements of N.J.S.A. 48:3-62(b)(4) and N.J.S.A. 48:3-64(a)(3), and shall be final and uncontestable as of its date.

(16)	The issuance and sale of the Series 2003-1 Transition Bonds through negotiation with underwriters is approved.
Recovery of Bondable Stranded Costs
ACE Bondable Stranded Costs Rate Order	27	BPU Docket No. EF03020121

(17)

In accordance with N.J.S.A. 48:3-69, Series 2003-1 Transition Bonds will be recourse only to the credit and assets of the SPE. Investment income earned on the trust accounts held by the Transition Bond Trustee may be used to satisfy current scheduled interest and principal payments on the Series 2003-1 Transition Bonds and related expenses and to replenish the SPE's equity and the Required Over-collateralization Schedule. Investment income in the Series 2003-1 Capital Subaccount not used currently for this purpose will be released to the SPE. Any earnings in excess of amounts required to be held in such trust accounts (other than the capital subaccounts for all series of transition bonds) will reduce the TBC through the TBC True-Up.

(18)	The Capital Reduction Costs and Upfront Transaction Costs up to $2.5 million in the aggregate are authorized to be recovered through the issuance of Series 2003-1 Transition Bonds.
(19)	The Ongoing Series 2003-1 Transition Bond Costs as described herein are authorized to be recovered through the TBC.
Reports
(20)

The Designee will make his/her determinations and approvals of the pricing of the Series 2003-1 Transition Bonds upon receipt from the Company of the Pricing Advice Certificate(s) substantially in the form of Appendix D hereto. Within two business days after the pricing of the Series 2003-1 Transition Bonds, the Designee shall file with the Secretary of the Board a Designee Certification substantially in the form of Appendix A hereto. As provided in ordering paragraph 15 of this Financing Order, any Designee Certification will be final and uncontestable as of its date and will represent final approval, pursuant to N.J.S.A. 48:3-62(b)(4) and N.J.S.A. 48:3-64(a)(3), of the structure, pricing, terms and conditions of the Series 2003-1 Transition Bonds. No delay or error in such filing will affect the validity of this Financing Order, the Bondable Transition Property or the Series 2003-1 Transition Bonds.

(21)

Pursuant to N.J.S.A. 48:3-64(a)(3), not later than five business days after the issuance and sale of the Series 2003-1 Transition Bonds, the Company will notify the Secretary of the Board, in an Issuance Advice Letter substantially in the form of Appendix B hereto, of the TBC and MTC-Tax (which are hereby approved) to be in effect after the issuance of the Series 2003-1 Transition Bonds, the Expected Amortization Schedule approved in the Designee Certification and related matters. The Issuance Advice Letter will be automatically effective upon filing with the Secretary of the Board. No delay or error in such filing will affect the validity of this Financing Order, the Bondable Transition Property or the Series 2003-1 Transition Bonds.

Servicing of Transition Bonds
ACE Bondable Stranded Costs Rate Order	28	BPU Docket No. EF03020121

(22)

The Company, as Servicer, was authorized to enter into a servicing agreement, substantially as described in the SEC Filing, with the SPE pursuant to the Series 2002-1 Financing Order, which is hereby confirmed, pursuant to which the Company agrees to continue to operate its distribution system to provide service to its customers, to impose, charge, collect and receive the TBC with respect to Bondable Transition Property for the benefit and account of such SPE or its assigns, and to account for and remit these amounts to or for the account of such SPE or its assigns in the manner described in the Petition.

(23)	Each customer's monthly bill will note that a portion of the charges on such bill represents amounts being collected on behalf of the SPE as owner of the Bondable Transition Property.
(24)

Payments from customers will be applied first to sales taxes (which the Company will collect as trustee for the State and not for its own account or that of the SPE, and which are not "charges" for purposes of the following allocations), then to charges in arrears, if any, and then to current charges. With respect to each billing period, partial payments of charges will be allocated pro rata: (a) to the TBC, (b) to the MTC-Tax and (c) to the Company's other charges based on the proportions that the TBC, the MTC-Tax and the Company's other charges bear to the total charges billed. Additionally, partial payments of the TBC will be allocated to each respective series of transition bonds so issued, pro rata, based on the estimated revenue requirement of each series of transition bonds for the period in which the allocation is made. Each such period is to begin on a date on which a TBC True-Up goes into effect and end on the day immediately prior to the effective date of the next TBC True-Up.

(25)

Pursuant to N.J.S.A. 48:3-71, in the event of a default by a Servicer under any servicing agreement with respect to the Bondable Transition Property, upon application of the SPE or the Transition Bond Trustee, the Board will designate a successor Servicer for the Bondable Transition Property, who will promptly assume billing and collection responsibilities for the TBC and the MTC-Tax. The Board will act on an expedited basis to designate within 30 days such successor Servicer. Such successor Servicer will assume all rights and obligations of the initial Servicer.

(26)

The Board will permit a successor Servicer to replace the Company as Servicer in any of its servicing functions with respect to the TBC and the Bondable Transition Property authorized by this Financing Order and the Series 2002-1 Financing Order only upon determining that approving or requiring such successor Servicer will not cause then current credit ratings on either series of transition bonds to be withdrawn or downgraded.

(27)

Any EPS that proposes to collect and remit the TBC and associated MTC-Tax must (a) meet the creditworthiness criteria to be established by the Board, and at a minimum, the criteria set forth and approved below in this Financing Order; and (b) comply with the billing, collection and remittance procedures and information access requirements set forth below.

ACE Bondable Stranded Costs Rate Order	29	BPU Docket No. EF03020121

(28)

The Board may authorize an EPS to bill and collect the TBC and associated MTC-Tax, for remittance to the Servicer, only with respect to power sold by it and only if: (i) such EPS agrees to remit the full amount of all charges it bills to customers for services provided by the Company or any Successor Utility, together with amounts related to the TBC and the MTC-Tax, regardless of whether payments are received from such customers, within 15 days of the Company's (or any successor Servicer's) bill for such charges; (ii) such EPS agrees to provide the Servicer with total monthly kWh usage information for each customer in a timely manner to enable the Servicer to fulfill its obligations, because such information is the basis for assessing the required level of such remittances; and (iii) the Servicer is entitled, seven days after a default by the EPS in remitting any charges payable to the Company, including amounts related to the TBC and the MTC-Tax, to assume responsibility for billing and collecting all charges for services provided by the Company or any Servicer, including the TBC and the MTC-Tax, or to transfer responsibility to a qualifying third party. In addition, if and so long as such EPS does not maintain at least a "Baa2" and "BBB" (or the equivalent) long-term unsecured credit rating from Moody's Investors Service and Standard & Poor's Rating Services, respectively, such EPS will maintain, with the Servicer or as directed by the Servicer, a cash deposit or comparable security equal to two months' maximum estimated collections of all charges payable to the Company, including the amounts related to the TBC and the MTC-Tax, as must be agreed upon by the Company (or any Successor Servicer) and the EPS. In the event of a default in the remittance of any such amounts by an EPS, any shortfall in TBC collections or MTC-Tax collections by an EPS not recovered from such cash deposits or comparable security will be included in the TBC True-Up and the MTC-Tax True-Up as described in Appendix C hereto.

(29)

Customers will continue to be responsible for payment to the Servicer of the TBC and the MTC-Tax billed by an EPS, to the extent such customer has not paid the TBC or MTC-Tax billed to it. In the event of a failure of any customer to pay the TBC or MTC-Tax, the Company is authorized to shut-off power, or a successor Servicer is authorized to direct the Successor Utility to shut-off power, to such customer in accordance with Board policies and procedures and any applicable laws then in effect.

(30)

As provided in the Servicing Agreement approved by the Board in the Series 2002-1 Financing Order, the Servicer will be entitled to an annual servicing fee equal to 0.10% of the aggregate initial principal amount of both series of the transition bonds (the "Servicing Fee"). The Board approves such increase in the Servicing Fee as described herein. The Board also approves a higher annual Servicing Fee of any successor Servicer of up to 1.25% of the initial principal balance of all transition bonds that the SPE has issued, including the Series 2003-1 Transition Bonds.

The TBC: Establishment and Adjustment
(31)	The methodology used to calculate the TBC, the TBC True-Up and the MTC-Tax True-Up, as described in Appendix C hereof, is approved.
ACE Bondable Stranded Costs Rate Order	30	BPU Docket No. EF03020121

(32)

Pursuant to N.J.S.A. 48:3-64(a)(3), the revised TBC and MTC-Tax to go into effect initially following the issuance of the Series 2003-1 Transition Bonds (which amount will include a component with respect to the Series 2002-1 Transition Bonds) will be filed with the Secretary of the Board in the Issuance Advice Letter and will be effective upon such filing, to be adjusted up or down, as necessary, by the TBC True-Up and MTC-Tax True-Up.

(33)

In accordance with N.J.S.A. 48:3-64(b), the Servicer, on behalf of the Company and the pledgees or transferees of the Bondable Transition Property, is authorized to file with the Secretary of the Board periodic TBC True-Ups, at least annually but not more frequently than quarterly (or monthly in the last two years before the scheduled maturity of the Series 2003-1 Transition Bonds and continuing until all Ongoing Series 2003-1 Transition Bond Costs and other bondable stranded costs determined to be recoverable in this Financing Order are paid in full, even past legal maturity), to the extent necessary to ensure the timely receipt of revenues equal in amount to required payments of Ongoing Series 2003-1 Transition Bonds Costs. Each such adjustment shall be formula-based, shall be in the amount required to ensure the timely receipt of revenues sufficient to provide for the full and timely recovery of Bondable Stranded Costs, including, without limitation, the timely payment of principal of, and interest and acquisition or redemption premium on, the transition bonds issued to finance such Bondable Stranded Costs. The periodic adjustments will be filed in substantially the form attached to this Financing Order as Appendix E.

(34)

The Company will propose each TBC True-Up in a filing with the Secretary of the Board at least 30 days in advance of the date upon which it is requested to be effective. The proposed adjustment will become effective on an interim basis on the date on which it is requested to be effective and, in the absence of a Board Order to the contrary finding manifest error (i.e., an arithmetic error evident on the face of the filing), will become final and nonappealable 60 days after the filing.

(35)

If necessary to ensure the timely recovery of the Ongoing Transition Bond Costs and the MTC-Tax, the Board will approve adjustments to the methodology as proposed by the Company in "non-routine" adjustments to the TBC and the MTC-Tax.

Use Of Transition Bond Proceeds
(36)

The Company will use the proceeds of the Series 2003-1 Transition Bonds, net of Upfront Transaction Costs and any costs of credit enhancement for the Series 2003-1 Transition Bonds paid from the proceeds, to reduce its otherwise recovery-eligible Bondable Stranded Costs through the retirement of the Company's debt or equity, or both. The Company is authorized to apply the proceeds to retire debt, equity or both, substantially as set forth in the Petition, and to pay any Capital Reduction Costs. No failure to apply the proceeds in accordance with the Restructuring Order, the Series 2002-1 Financing Order or this Financing Order shall affect the sale of the Bondable Transition Property or the right to collect the TBC.

Approval of Servicing Agreement, Administration Agreement, Sale Agreement, Hedging Arrangement, if any, and Other Agreements or Transactions
ACE Bondable Stranded Costs Rate Order	31	BPU Docket No. EF03020121

(37)

The Company's entering into a servicing agreement, an administration agreement, a sale agreement and any other Transition Bond Transaction documents with the SPE or any other party consistent with the terms of the Series 2002-1 Financing Order and/or substantially as described in the SEC Filing and such other related transaction documents and other dealings between the Company and the SPE or any other party as contemplated therein were previously approved in the Series 2002-1 Financing Order. The Company's entering into any hedging arrangement as described in Section 2(e) of this Financing Order and any other Transition Bond Transaction documents with the SPE or any other party consistent with the terms of this Financing Order and/or substantially as described in the SEC Filing and such other related transaction documents and other dealings between the Company and the SPE or any other party as contemplated therein are hereby authorized.

Accounting for Certain Benefits
(38)

Pursuant to N.J.S.A. 48:3-64(d), any amount of the TBC collections held by the Transition Bond Trustee in excess of those amounts necessary to fully recover the Ongoing Transition Bond Costs will be applied as a credit to reduce charges to customers of the Company, as described in the Petition, except that once any Series 2003-1 Transition Bonds are sold, all bondable stranded costs as quantified in the financing orders with respect to the Company will be aggregated for purposes of determining whether or not the total TBC collected exceeds the total of such requirements for all such transition bonds.

(39)

Upon retirement of all outstanding Series 2003-1 Transition Bonds and payment of any related Ongoing Series 2003-1 Transition Bond Costs and other Bondable Stranded Costs, any remaining amounts held by the Transition Bond Trustee in the subaccounts for the Series 2003-1 Transition Bonds will be released to the SPE, and the Company's equity contribution to the SPE with respect to the Series 2003-1 Transition Bonds may be distributed to the Company. Upon retirement of all outstanding transition bonds and payment of all related bondable stranded costs, any remaining amounts in the various subaccounts will be credited to the Company's electric customers against its delivery charges. Any overcollected MTC-Tax charges with respect to the Series 2003-1 Transition Bonds shall also be credited to the Company's electric customers against the Company's delivery charges.

Records
(40)

Pursuant to N.J.S.A. 48:3-70, the Company or another Servicer on its behalf will maintain or cause to be maintained records of TBC and associated MTC-Tax collections which have been assessed and collected by the Company, as Servicer, under the Series 2002-1 Financing Order, this Financing Order and the Restructuring Order, respectively. Such records, and any records of a financing entity, shall be made available by the Company for inspection and examination within a reasonable time upon demand therefor by the Board or the related financing entity.

MTC-Tax Establishment and Adjustment
ACE Bondable Stranded Costs Rate Order	32	BPU Docket No. EF03020121

(41)

Pursuant to the Restructuring Order and this Financing Order, the Company is authorized to file with the Board proposals for mandatory periodic MTC-Tax True-Ups authorized by the Board in the Restructuring Order. The methodology used to calculate the MTC-Tax and the MTC-Tax True-Up, as described in Appendix C hereto, is approved. Pursuant to N.J.S.A. 48:3-64, the MTC-Tax, after giving effect to the Series 2003-1 Transition Bond Transaction, will be filed with the Secretary of the Board in the Issuance Advice Letter and will be effective upon such filing, to be adjusted up or down, as necessary, by the MTC-Tax True-Up. The MTC-Tax True-Up shall be made substantially in the same manner and at the same time as the TBC True-Up for the TBC in order to insure receipt of revenues sufficient to recover the MTC-Tax Component. Unless the Company or the Board proposes an adjustment to the methodology used to calculate the MTC-Tax, any MTC-Tax True-Up will become effective 30 days after filing absent manifest error and, in the absence of a Board Order to the contrary, will become final and nonappealable 60 days after filing. The periodic adjustments will be filed in substantially the form attached to this Financing Order as Appendix E hereto.

(42)

It is the express intention of the Board that the Company shall not overrecover or underrecover the MTC-Tax Component. Accordingly, the Company shall adjust the methodology used to calculate the MTC-Tax to reflect changes in federal income tax or state corporate business tax rates and any other changes to the application or interpretation of such laws, provided such changes are either "generic" (affect all taxpayers such as a prospective change in the tax rate) or are securitization-related.

Any proposed adjustment to the MTC-Tax methodology by the Company shall be submitted to the Secretary of the Board no less than 60 days prior to its proposed effective date and shall become effective on the proposed effective date absent a Board Order to the contrary; provided, however, that the existing methodology shall remain effective in the interim.

(43)

As provided in N.J.S.A. 48:3-72(a)(4) of the Act, the Company's right to recover the MTC-Tax Component will in no way affect or impair the legal true sale and absolute transfer of the Bondable Transition Property to the SPE, or otherwise affect the legal rights and attributes of the Bondable Transition Property under the Act, the Series 2002-1 Financing Order or under this Financing Order.

Miscellaneous
(44)	Pursuant to N.J.S.A. 48:3-68, this Financing Order will be effective only in accordance with the terms hereof and upon the written consent of the Company to all such terms.
(45)

Pursuant to N.J.S.A. 48:3-74, the consideration or approval by the Board of a petition by the Company under the Act, including this Financing Order and the periodic adjustment provided in N.J.S.A. 48:3-64, will be wholly separate from, and will not be utilized in the Board's consideration of, any other ratemaking or other proceeding involving the Company, except as otherwise provided in paragraphs 39 and 40 hereof and in the Act.

ACE Bondable Stranded Costs Rate Order	33	BPU Docket No. EF03020121

(46)

Any holder of a Series 2003-1 Transition Bond and the Transition Bond Trustee, for the benefit of such holders, are entitled to the benefit of the pledges and agreements of the State of New Jersey set forth in the Act and each of the Company, the SPE and the Transition Bond Trustee is authorized to include such pledges and agreements in any contract with the holders of the Series 2003-1 Transition Bonds, the Transition Bond Trustee or with any assignees.

(47)

Nothing contained in this Financing Order shall be deemed to alter, amend or otherwise impair the rights, duties and obligations of the Company or the Board that are specified in the Series 2002-1 Financing Order or in any way alter, impair or reduce the value of the Series 2002-1 Bondable Transition Property or the TBC authorized in the Series 2002-1 Financing Order.

This Financing Order is issued subject to the following provisions, failure of compliance with which shall not affect the rights of the holders of the Series 2003-1 Transition Bonds:
(1)	The Company will furnish the Secretary of the Board with copies of all documents as executed and filed with other regulatory agencies relating to the Series 2003-1 Transition Bonds.
(2)

The Company will quarterly file with this Board, until all proceeds are disbursed, a statement setting forth details with respect to the disbursement of net proceeds of the Series 2003-1 Transition Bonds and their use in retiring debt or equity or both. Interest on any undisbursed proceeds will be credited to the Deferred Balance (as that term is defined in the Board's Final Order, dated March 30, 2001) in the monthly reconciliation process.

(3)	This Financing Order will not be construed as a certification that the Series 2003-1 Transition Bonds will be secured by tangible or intangible assets of commensurate value or investment costs.
(4)

Not more than nine months following issuance of the Series 2003-1 Transition Bonds, the Company will file with the Board a reconciliation statement for Upfront Transaction Costs and Capital Reduction Costs. If the sum of Upfront Transaction Costs and Capital Reduction Costs exceeds $2.5 million, or if the sum of Upfront Transaction Costs and Capital Reduction Costs is less than $2.5 million, any difference will be accounted for and made available for the benefit of customers. Prior to being expended for their intended purpose, earnings on proceeds from the Series 2003-1 Transition Bonds issued to pay transaction costs (Capital Reduction Costs and Upfront Transaction Costs) shall be credited to the Company's Deferred Balance, and bear interest at the rate set by the Board in its July 31, 2003 Summary Order in Docket No. ER02080510. The failure to file such statement or any delay in filing the same or making such credits shall not affect the validity of this Financing Order, the Bondable Transition Property or the Series 2003-1 Transition Bonds.

ACE Bondable Stranded Costs Rate Order	34	BPU Docket No. EF03020121

(5)

The Board hereby designates Commissioner Frederick F. Butler or, in his absence, any other Commissioner, as its Designee under this Financing Order. Such Designee shall act only in accordance with the Designee Guidelines approved herein and attached hereto as Appendix F hereto.

DATED: 9/25/03	BOARD OF PUBLIC UTILITIES BY:
signed JEANNE M. FOX PRESIDENT
signed FREDERICK F. BUTLER COMMISSIONER		signed CAROL J. MURPHY COMMISSIONER
signed CONNIE O. HUGHES COMMISSIONER		signed JACK ALTER COMMISSIONER
ATTEST: signed KRISTI IZZO BOARD SECRETARY
ACE Bondable Stranded Costs Rate Order	35	BPU Docket No. EF03020121

CONSENT OF THE COMPANY
Pursuant to N.J.S.A. 48:3-68, the Company hereby consents to all of the terms of this Financing Order, this ____ day of September, 2003.
ATLANTIC CITY ELECTRIC COMPANY BY: Joseph M. Rigby, President Atlantic City Electric Company
ACE Bondable Stranded Costs Rate Order	36	BPU Docket No. EF03020121

INDEX
1.	PROCEDURAL HISTORY	3
2.	TRANSITION BOND TRANSACTION	6
a.	Proposed Structure	6
b.	Recovery of Upfront Transaction Costs	9
c.	Recovery of Capital Reduction Costs	10
d.	Recovery of Ongoing Transition Bond Costs	10
e.	Approval of Final Terms and Conditions: Transition Bond Transaction	10
f.	TBC	12
g.	Periodic Adjustments to the TBC and MTC-Tax	12
h.	Remittance of TBC Collections	14
i.	Credit Enhancement	16
j.	Formation of SPE	16
k.	Bondable Transition Property	17
l.	Sale of Bondable Transition Property to SPE	17
m.	Issuance of Transition Bonds	18
n.	Nonbypassable TBC and MTC-Tax	18
o.	Electric Power Suppliers	18
p.	Servicing	19
q.	Tax Recoveries - Accounting and Related Issues	19
3.	RATEPAYER BENEFITS	20
4.	USE OF PROCEEDS	20
5.	FINDINGS WITH RESPECT TO PETITION	20
6.	ORDERS	24
ACE Bondable Stranded Costs Rate Order	37	BPU Docket No. EF03020121

EXHIBITS
Exhibit A	Savings Analysis (1 page)
Exhibit B	Debt Design Chart (1 page), TBC Development Chart (1 page), MTC-Tax Charge Development & True-Up (1 page), and MTC-Tax Charge Development & True-Up Line Item Descriptions (1 page).
APPENDICES
Appendix A	Form of Designee Certification (w/ Attachment 1 Expected Amortization Schedule)
Appendix B	Form of Issuance Advice Letter (w/ Attachment 1 Expected Amortization Schedule)
Appendix C	Revised Exhibit C-3 to the Petition (methodology for setting and adjusting the TBC and MTC-Tax)
Appendix D	Form of Pricing Advice Certificate
Appendix E	Form of True-Up Letter (w/ Table 1 Input Values)
Appendix F	Designee Guidelines
Appendix G	Form of Underwriter Certification
Appendix H	Form of Bear Stearns Letter
Appendix I	Series 2003-1 Amount to be Securitized (1 page), Estimated Securitization Issuance & Capital Reduction Costs (2 pages)
ACE Bondable Stranded Costs Rate Order	38	BPU Docket No. EF03020121